    As filed with the Securities and Exchange Commission on January 24, 2000
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          MAXIM PHARMACEUTICALS, INC.
             (Exact name of Registrant as specified in its charter)

            Delaware                     87-0279983
  (State or other jurisdiction        (I.R.S. Employer
of incorporation or organization)  Identification Number)

                     8899 University Center Lane, Suite 400
                          San Diego, California 92122
                                 (858) 453-4040
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                 Dale A. Sander
         Vice President, Finance, Chief Financial Officer and Secretary
                          MAXIM PHARMACEUTICALS, INC.
                     8899 University Center Lane, Suite 400
                          San Diego, California 92122
                                 (858) 453-4040
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

        Steven Kaplan, Esq.                      Gerald S. Tanenbaum, Esq.
          ARNOLD & PORTER                         CAHILL GORDON & REINDEL
      555 Twelfth Street, N.W.                         80 Pine Street
    Washington, D.C. 20004-1202                   New York, New York 10005
          (202) 942-5000                               (212)701-3000

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
---------

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
---------

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
---------

                        CALCULATION OF REGISTRATION FEE

                                                           Proposed Maximum     Proposed Maximum         Amount of
 Title of Each Class of Securities      Amount to be           Offering        Aggregate Offering      Registration
         to be Registered                Registered       Price Per Share (1)       Price(1)                Fee
Common Stock, par value $.001......       2,875,000             $31.85             $91,568,750          $24,174.00

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933 based upon the average of the high and low prices of Registrant's Common Stock on January 19, 2000 as reported on the American Stock Exchange.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Prospectus                    Subject to Completion
                             Dated January 24, 2000
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

2,500,000 SHARES

                                  [MAXIM LOGO]

COMMON STOCK

Maxim Pharmaceuticals, Inc. is offering all of the shares of common stock. Our common stock is listed on the American Stock Exchange under the symbol "MMP" and on the Stockholm Stock Exchange under the symbol "MAXM." On January 21, 2000, the closing price of our common stock on the American Stock Exchange was $39.00 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

                                                  Price to      Underwriting  Proceeds to
                                                  Public        Discount      Maxim
-------------------------------------------------------------------------------------------
Per Share                                         $             $             $
-------------------------------------------------------------------------------------------
Total                                             $             $             $
-------------------------------------------------------------------------------------------

We have granted the underwriters the right to purchase up to an additional 375,000 shares of common stock to cover over-allotments.

J.P. Morgan & Co.

                          Prudential Vector Healthcare
                        a unit of Prudential Securities

                                                            Aragon Securities AB

        , 2000

Maxamine-Registered Trademark- Clinical Trial Status

                                                                        Phase I/II   Phase III
                 Indication                    Research   Preclinical    Clinical    Clinical      Market
---------------------------------------------  --------   -----------   ----------   ---------   -----------
Malignant Melanoma                                X           X             X            *       NDA filing
                                                                                                 planned for
                                                                                                 mid 2000
Acute Myelogenous Leukemia                        X           X             X            *
Renal Cell Carcinoma                              X           X             *
Hepatitis C                                       X           X             *
Colorectal Adenocarcinoma                         X           X
Prostate Adenocarcinoma                           X           X

X  Completed

*   In Process

How Maxamine Therapy Works

WITHOUT MAXAMINE -- PROGRAMMED CELL DEATH OF NK AND T CELLS

[GRAPHIC ILLUSTRATING THE INFORMATION INCLUDED IN THE FOLLOWING PARAGRAPH]

Our drug MAXAMINE protects critical immune cells and is administered in combination with immunotherapeutic agents such as cytokines that stimulate these same immune cells. Two kinds of immune cells, Natural Killer (NK) cells and cytotoxic T Cells, possess an ability to kill and support the killing of cancer cells and virally infected cells. Without MAXAMINE however, NK cells and T cells are suppressed by phagocytic cells, another class of white blood cells found in abundant quantities in and around tumors and areas of infections.

MAXAMINE IMMUNE-ENHANCEMENT TECHNOLOGY

[GRAPHIC ILLUSTRATING THE INFORMATION INCLUDED IN THE FOLLOWING PARAGRAPH]

MAXAMINE, a naturally occurring molecule, attaches to phagocytes and prevents the production and release of free radicals thereby protecting the NK and T cells. MAXAMINE'S protective effect allows immune-activating agents, such as IL-2 and IFN-(alpha), to more effectively activate NK cells and T cells to enhance the killing of tumor cells or virally infected cells. Because MAXAMINE increases the effectiveness of basic immune functions, it may be used in combination with, and improve the efficacy of, many cytokines and other immunotherapeutic agents, and it has the potential to be used in a broad range of cancers and infectious diseases that can be recognized by the immune system.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                               Table of Contents

                                         Page
Prospectus Summary...................      1
Risk Factors.........................      5
Forward-Looking Statements...........     12
Price Range of Common Stock..........     13
Dividend Policy......................     13
Use of Proceeds......................     14
Capitalization.......................     15
Selected Financial Data..............     16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................     17

                                         Page
Business.............................     21
Management...........................     37
Material U.S. Federal Tax
  Considerations for Non-U.S. Holders
  of Common Stock....................     39
Underwriting.........................     41
Legal Matters........................     42
Experts..............................     42
Where You Can Find More
  Information........................     43

                            ------------------------

In this prospectus, "Maxim," "we," us" and "our" refer to Maxim
Pharmaceuticals, Inc.

We own or have the right to various trademarks, service marks and trade names used in our business. These include MAXAMINE-REGISTERED TRADEMARK-, MAXAMINE THERAPY-TM-, MAXDERM-TM-, MAXVAX-TM- and the Maxim logo. This prospectus also includes trademarks, service marks and trade names owned by other companies.

                            ------------------------

We intend to convert all of the outstanding shares of our series B preferred stock into common stock, subject to approval for listing on the American Stock Exchange, prior to the issuance of the shares of common stock in this offering. Upon conversion, the holders of the series B preferred stock will be entitled to elect to receive additional shares of common stock as dividends in lieu of cash in accordance with the terms of the series B preferred stock. Unless otherwise indicated, all share information in this prospectus assumes such conversion and election. Also, unless otherwise indicated, information in this prospectus assumes no exercise of the underwriters' over-allotment option.

                               Prospectus Summary

THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. IT IS NOT COMPLETE, AND DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. TO FULLY UNDERSTAND THIS OFFERING AND ITS CONSEQUENCES TO YOU, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION, THE FINANCIAL DATA AND THE DOCUMENTS THAT WE INCORPORATE BY REFERENCE INTO THIS PROSPECTUS.

                          Maxim Pharmaceuticals, Inc.

Maxim is developing a new generation of drugs, therapies and vaccines for cancer, infectious diseases and topical disorders.

Our lead drug candidate, MAXAMINE, has the potential to greatly improve the ability of the immune system to fight cancer and viral infections. MAXAMINE, which is based on the naturally occuring molecule histamine, is designed to improve immunotherapy by protecting critical immune cells. MAXAMINE is administered in combination with cytokines, a class of proteins that stimulate these same immune cells. More than 1,000 patients have been treated in our completed and ongoing clinical trials in advanced malignant melanoma, acute myelogenous leukemia, hepatitis C and renal cell carcinoma. Our clinical results to date suggest that MAXAMINE THERAPY, the administration of MAXAMINE in combination with cytokines, is a safe, at-home treatment that can improve patient survival.

MAXAMINE is currently being tested in three Phase III cancer clinical trials:

- Our most advanced Phase III trial of MAXAMINE is a 305-patient study based in the United States for the treatment of advanced malignant melanoma, the most deadly form of skin cancer. We expect to complete this trial in the first half of 2000 and plan to file a New Drug Application for advanced malignant melanoma with the Food and Drug Administration, or FDA, in mid 2000.

- We are conducting a second Phase III trial of MAXAMINE in advanced malignant melanoma. This trial is based in Europe, Australia, Canada and Israel and is designed to broaden the exposure of clinicians outside the United States to our drug and to prepare the international markets for our expected product launch.

- Our third Phase III trial is a study of MAXAMINE as a remission therapy for acute myelogenous leukemia, the most common acute adult leukemia. This trial is being conducted in 12 countries including the United States.

In November 1999, clinicians from the largest enrolling site in our U.S. Phase III melanoma trial submitted an abstract to an upcoming cancer conference describing preliminary survival data from the 40 patients enrolled at their center. The preliminary single-center results demonstrated a statistically significant increase in overall survival for patients treated with MAXAMINE as compared to the control group.

We conducted a series of Phase II clinical trials in which patients with malignant melanoma and acute myelogenous leukemia were treated with MAXAMINE. These studies showed a more than doubling of survival and remission times for patients treated with MAXAMINE as well as the ability to maintain patient quality of life during treatment. Earlier-stage clinical studies also suggested promise in renal cell carcinoma, a cancer of the kidneys, and multiple myeloma, a cancer of the bone marrow.

MAXAMINE is also under clinical development for the treatment of hepatitis C, a viral infection targeting the liver. Hepatitis C is more easily transmitted than HIV and is now the leading blood-borne infection in the United States. More than
4.5 million people are estimated to be infected with hepatitis C in the United States, and more than 200 million people are estimated to be infected worldwide.

In November 1999, we announced preliminary 12-week results from a 129-patient Phase II study of MAXAMINE in combination with the cytokine interferon for the treatment of hepatitis C. After 12 weeks of therapy, the combination of MAXAMINE and interferon achieved a complete biochemical and viral response in 70% of all patients, compared to the 20-30% response that is commonly observed in patients with similar profiles treated with interferon alone.

Assuming FDA approval of MAXAMINE, we plan to directly market the drug in the United States, potentially under an alliance with a pharmaceutical company or other collaborator. In addition, we expect to establish alliances with pharmaceutical companies for the marketing of MAXAMINE in key international markets. In 1999, we entered into agreements with two pharmaceutical companies to market MAXAMINE in Australia and New Zealand, and Israel, respectively. We are currently in the process of evaluating, and are in discussions with, pharmaceutical companies to serve as marketing collaborators.

We are also developing MAXDERM, a MAXAMINE-related series of drug candidates for the treatment of certain topical disorders. Randomized, blinded, placebo-controlled trials have been conducted in more than 75 patients. Studies in patients with oral mucositis and in patients with herpes labialis, or cold sores, suggested that topical gels based upon the MAXDERM technology resolved lesions more effectively than placebo controls. In January 2000, we reported the results of two preclinical trials of a gel based on our MAXDERM technology in the treatment of oral mucositis. Our preclinical trials showed significantly reduced healing time for this serious side effect of chemotherapy and radiation therapy. Other clinical data suggest that gels based on the MAXDERM technology may be beneficial in the treatment of bed sores, shingles, burns, eye infections and other related conditions.

Our third technology platform, MAXVAX, is currently in preclinical development and is designed to facilitate a new class of needle-free mucosal vaccines for several infectious diseases including respiratory infections, sexually transmitted diseases and gastrointestinal tract diseases.

Among the proprietary protection surrounding our MAXAMINE technology are U.S. and international patents and patent applications covering the use of MAXAMINE or other molecules with similar immunotherapeutic characterics in the treatment of cancer and infectious diseases in combination therapies. We also own or have rights to patent applications covering the method of producing MAXAMINE, its mechanism of action and the use of these molecules in other medical applications. We own or have rights to 19 U.S. patents, including seven U.S. patents relating to MAXAMINE. We own or have rights to 16 U.S. patent applications, including nine U.S. patent applications relating to MAXAMINE. Corresponding international patents or patent applications have been issued or are pending.

Our principal executive offices are located at 8899 University Center Lane, Suite 400, San Diego, California 92122 and our telephone number is (858) 453-4040.

                                  The Offering

The following information is based on 12,578,853 shares of common stock outstanding on January 21, 2000 and assumes the conversion prior to the completion of this offering of our series B preferred stock into 2,676,640 shares of common stock and the issuance of 335,540 shares of common stock as dividends in connection with that conversion. It excludes 1,279,941 shares of common stock issuable upon the exercise of outstanding stock options, 2,483,000 shares of common stock issuable upon the exercise of redeemable common stock purchase warrants and 1,416,745 shares of common stock issuable upon the exercise of other common stock purchase warrants. It also excludes an additional 148,891 shares of common stock available for future issuance under our stock option and other employee benefit plans.

Common Stock Offered............................      2,500,000 shares

Common Stock Outstanding After the Offering.....      18,091,033 shares

Over-Allotment Option...........................      375,000 shares

Use of Proceeds.................................      We intend to use the net proceeds of this
                                                      offering for:

                                                      - clinical trials and other development
                                                      activities for MAXAMINE;

                                                      - the planned market launch of MAXAMINE;

                                                      - product research and development activities
                                                      for MAXDERM and MAXVAX; and

                                                      - working capital and general corporate
                                                        purposes.

Dividend Policy.................................      We have not paid cash dividends on our common
                                                      stock and have no intention to do so in the
                                                      foreseeable future.

American Stock Exchange Symbol..................      "MMP"

Stockholm Stock Exchange Symbol.................      "MAXM"

                             Summary Financial Data

The as adjusted condensed balance sheet data below is adjusted to reflect the sale of 2,500,000 shares of common stock in this offering at an assumed public
offering price of $      per share and our receipt of the net proceeds therefrom
after deducting underwriting discounts and offering expenses.

                                                        ----------------------------------------------------
                                                                                         Three Months Ended
                                                           Year Ended September 30,         December 31,
                                                        ------------------------------   -------------------
                                                          1997       1998       1999       1998       1999
                                                        --------   --------   --------   --------   --------
                                                                                             (unaudited)
IN THOUSANDS, EXCEPT PER SHARE DATA
Condensed Statements of Operations Data:
Research and collaboration revenue....................  $    --    $    181   $  1,078   $    88    $    140
Operating expenses:
  Research and development............................    5,353      20,147     36,638     8,779       9,051
  Business development and marketing..................      384       1,313      1,683       453         558
  General and administrative..........................    1,992       2,660      2,880       694         844
                                                        -------    --------   --------   -------    --------
    Total operating expenses..........................    7,729      24,120     41,201     9,926      10,453
Other income, net.....................................      834       2,084        897       390         284
                                                        -------    --------   --------   -------    --------
Net loss before preferred stock dividends.............   (6,895)    (21,855)   (39,226)   (9,448)    (10,029)
  Dividends on preferred stock........................       --          --        483        --       2,413
                                                        -------    --------   --------   -------    --------
Net loss applicable to common stock...................  $(6,895)   $(21,855)  $(39,709)  $(9,448)   $(12,442)
                                                        =======    ========   ========   =======    ========

Basic and diluted net loss per share applicable to
  common stock........................................  $ (1.03)   $  (2.37)  $  (3.94)  $ (0.95)   $  (1.09)
Weighted average shares outstanding...................    6,671       9,215     10,079     9,903      11,401

                                                   -------------------------------------------------------
                                                                                      As of December 31,
                                                        As of September 30,                  1999
                                                   ------------------------------   ----------------------
                                                     1997       1998       1999      Actual    As Adjusted
                                                   --------   --------   --------   --------   -----------
                                                                                         (unaudited)
IN THOUSANDS
Condensed Balance Sheet Data:
Cash, cash equivalents and investments...........  $ 12,160   $ 35,769   $ 17,942   $ 32,850    $
Working capital..................................     8,505     24,812      7,979     20,640
Total assets.....................................    15,858     42,022     24,515     39,893
Long-term debt, less current portion.............       555        977        908        788         788
Deficit accumulated during the development
  stage..........................................   (20,832)   (42,687)   (81,913)   (91,942)    (91,942)
Total stockholders' equity.......................    13,393     31,116     10,843     23,479

                                  Risk Factors

YOU SHOULD CAREFULLY CONSIDER EACH OF THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND ALL OF THE OTHER INFORMATION IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US, OR THAT WE CURRENTLY BELIEVE TO BE IMMATERIAL, MAY ALSO ADVERSELY AFFECT OUR BUSINESS OR THE TRADING PRICE OF OUR STOCK. IF ANY OF THE FOLLOWING RISKS AND UNCERTAINTIES DEVELOP INTO ACTUAL EVENTS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY AND ADVERSELY AFFECTED. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE.

Risks Related to Maxim

THE DEVELOPMENT OF OUR PRODUCTS IS SUBJECT TO UNCERTAINTIES, MANY OF WHICH ARE BEYOND OUR CONTROL. IF WE FAIL TO SUCCESSFULLY DEVELOP OUR PRODUCTS, OUR ABILITY TO GENERATE REVENUES WILL BE SUBSTANTIALLY IMPAIRED.

Potential products based on our MAXAMINE, MAXDERM and MAXVAX technologies will require extensive clinical testing, regulatory approval and substantial additional investment before we can sell them. We cannot assure you that any of our products will:

-  be successfully developed;
-  prove to be safe and effective in clinical trials;

-  meet applicable regulatory standards;

-  be capable of being produced in commercial quantities at acceptable costs;

-  be commercially viable;

- be eligible for third party reimbursement from governmental or private insurers; or

-  be successfully marketed or achieve market acceptance.

We have not completed final testing for efficacy or safety in humans for any of our products, and any delay in our expected testing and development schedules, or any elimination of a product development program in its entirety, will negatively impact our ability to generate revenues in the future from the sale of our products.

BECAUSE WE ARE DEPENDENT ON OUR COLLABORATIVE PARTNERS AND CONTRACTORS FOR CLINICAL TESTING AND FOR CERTAIN RESEARCH AND DEVELOPMENT ACTIVITIES, THE RESULTS OF OUR CLINICAL TRIALS AND SUCH RESEARCH ACTIVITIES ARE, TO A CERTAIN EXTENT, BEYOND OUR CONTROL.

Our business strategy requires us to rely on our collaborative partners and contractors to assist us with clinical testing and certain research and development activities. As a result, our success is dependent upon the success of these outside parties in performing their responsibilities. Although we believe our collaborative partners are economically motivated to perform on their contractual obligations, we cannot control the adequacy and timeliness of the resources and expertise applied to these activities by our collaborators. In addition, we may not be able to negotiate acceptable collaborative arrangements required to implement our business strategy, and even if we are able to enter into further collaborative arrangements in the future, we cannot be sure that these arrangements will be successful.

OUR PRODUCTS MAY NOT BE ACCEPTED, PURCHASED OR USED BY DOCTORS, PATIENTS OR PAYORS.

MAXAMINE, and any of our other products in development, may not achieve market acceptance even if they are approved by the FDA and similar foreign regulatory agencies. The degree of market acceptance of our products will depend on a number of factors, including:

-  the scope of regulatory approvals;

- the establishment and demonstration of the clinical efficacy, safety and advantages of our products by the medical community;

-  the potential advantages of our products over existing treatment methods; and

-  reimbursement policies of government and other third-party payors.

We cannot guarantee that physicians, patients, payors or the medical community in general will accept and utilize any products that we develop.

WE HAVE YET TO MARKET OR SELL ANY OF OUR PRODUCTS.

Although we currently intend to market or co-market MAXAMINE in the United States, we have never before marketed or sold any pharmaceutical product. In order to market or co-market MAXAMINE or our other products, we will need to hire a significant number of people with relevant pharmaceutical experience to staff our sales force and marketing group, and possibly also to make appropriate arrangements with strategic partners. If we cannot develop the required marketing and sales expertise both internally and through our partnering arrangements, our ability to generate revenue from product sales will likely suffer.

We intend to rely on our collaborative partners to market and sell MAXAMINE in international markets, and such arrangements may be sought to market MAXDERM and MAXVAX in all markets. We have not yet entered into any collaborative arrangement with respect to marketing or selling MAXAMINE with the exception of agreements relating to Australia, New Zealand and Israel, and have not entered into any agreements regarding the marketing or selling of MAXDERM or MAXVAX. We cannot guarantee that we will be able to enter into any such arrangements on terms favorable to us, or at all. If we are able to enter into marketing and selling arrangements with collaborative partners, we cannot assure you that such marketing collaborators will apply adequate resources and skills to their responsibilities, or that their marketing efforts will be successful.

WE WILL BE DEPENDENT ON THIRD PARTY MANUFACTURERS OF OUR PRODUCTS. OUR ABILITY TO SELL OUR PRODUCTS MAY BE HARMED TO THE EXTENT ADEQUATE QUANTITIES OF OUR PRODUCTS ARE NOT MANUFACTURED ON A TIMELY BASIS.

We do not intend to acquire or establish our own dedicated manufacturing facilities for MAXAMINE in the foreseeable future. We have contracted and expect to continue to contract with established pharmaceutical manufacturers for the production of MAXAMINE. If we are unable to continue to contract with third-party manufacturers on acceptable terms or our manufacturers do not comply with applicable regulatory requirements, our ability to conduct clinical testing and to produce commercial quantities of MAXAMINE and other products will be adversely affected. If we cannot adequately manufacture our products, it could result in delays in submissions for regulatory approval and in commercial product launches, which in turn could materially impair our competitive position and the possibility of achieving profitability. We cannot guarantee that we will be able to maintain our existing contract manufacturing relationships, or acquire or establish new, satisfactory third-party relationships to provide adequate manufacturing capabilities in the future.

WE ARE NOT PROFITABLE AND EXPECT TO CONTINUE TO INCUR LOSSES. IF WE DO NOT BECOME PROFITABLE, WE MAY ULTIMATELY BE FORCED TO DISCONTINUE OUR OPERATIONS.

We are a development-stage enterprise. We have experienced net losses every year since our inception and, as of December 31, 1999, had an accumulated deficit of approximately $91.9 million. We anticipate incurring substantial additional losses over at least the next several years related to developing and testing our product candidates and preparing for commercialization and planned market launches of our products. If we do not become profitable, our stock price will be negatively affected, and we may ultimately be forced to discontinue our operations.

WE WILL LIKELY NEED TO RAISE ADDITIONAL FUNDS IN THE FUTURE. IF WE ARE UNABLE TO OBTAIN THE FUNDS NECESSARY TO CONTINUE OUR OPERATIONS, WE MAY BE REQUIRED TO DELAY, SCALE BACK OR ELIMINATE ONE OR MORE OF OUR PRODUCT DEVELOPMENT PROGRAMS.

We have already spent substantial funds developing our products and business. We expect to continue to have negative cash flow from our operations for at least the next several years. We will likely have to raise additional funds to complete the development of our products and to bring them to market. Our future capital requirements will depend on numerous factors, including:

-  the results of our clinical trials;

-  the timing and scope of any additional clinical trials undertaken;

-  the scope and results of our research and development programs;

-  the time required to obtain regulatory approvals;

-  our ability to establish marketing alliances and collaborative agreements;

-  the cost of our internal marketing activities; and

-  the cost of filing, prosecuting and, if necessary, enforcing patent claims.

Additional financing may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more of our product development programs or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies or products that we would not otherwise relinquish.

WE COMPETE AGAINST MANY COMPANIES AND RESEARCH INSTITUTIONS THAT ARE DEVELOPING PRODUCTS TO TREAT THE SAME DISEASES AS OUR PRODUCTS. TO THE EXTENT THESE COMPETITORS ARE SUCCESSFUL IN DEVELOPING AND MARKETING SUCH PRODUCTS, OUR FUTURE POTENTIAL MARKET SHARE AND REVENUES COULD BE REDUCED.

There are many companies, both publicly and privately held, including well-known pharmaceutical companies and academic and other research institutions, engaged in developing pharmaceutical products for the treatment of cancer and infectious diseases. Products developed by any of these companies or institutions may demonstrate greater safety or efficacy than our products or be more widely accepted by doctors, patients or payors. Many of our competitors and potential competitors have substantially greater capital, research and development capabilities and human resources than we do. Many of these competitors also have significantly greater experience than we do in undertaking preclinical testing and clinical trials of new pharmaceutical products and obtaining FDA and other regulatory approvals. If any of our products are approved for commercial sale, we will also be competing with companies that have greater resources and experience in manufacturing, marketing and selling pharmaceutical products. To the extent that any of our competitors succeed in developing products that are more effective, less costly or have better side effect profiles than our products, then our future potential market share could decrease which may have a negative impact on our business.

Industry Risks

OUR PRODUCT CANDIDATES ARE SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION WHICH COULD INCREASE THE COST OF DEVELOPING OUR PRODUCTS AND DELAY OR PREVENT THE SALES OF OUR PRODUCTS.

Our product candidates are subject to significant regulation by the FDA as well as similar agencies in countries outside the United States. Satisfaction of the lengthy and detailed laboratory and clinical testing procedures required to submit an application for regulatory approval is costly and may take a number of years. If we do not receive FDA approval for our products under development, we will not be able to market or sell our products in the United States. This would prevent us from generating product revenue in the United States and would be extremely detrimental to our business and financial condition. European and other international regulatory approvals are subject to similar risks and uncertainties as regulatory approvals in the United States.

We are devoting substantial time and financial resources to our clinical trials, but we cannot be sure that the results of our clinical trials will support the submission of a New Drug Application, or NDA, or a Product License Application, or that any applications we do file will be approved by the FDA or any similar foreign agency on a timely basis, or at all.

Once we do receive regulatory approval, we will still be subject to ongoing regulatory requirements. Moreover, government regulation may increase at any time, creating additional costs and delays for us.

IF WE FAIL TO SECURE ADEQUATE PROTECTION OF OUR INTELLECTUAL PROPERTY OR THE RIGHT TO USE CERTAIN INTELLECTUAL PROPERTY OF OTHERS, WE MAY NOT BE ABLE TO PROTECT OUR PRODUCTS AND TECHNOLOGIES FROM COMPETITORS.

Our success depends in large part on our ability to obtain, maintain and protect patents and trade secrets and to operate without infringing upon the proprietary rights of others. If we are unable to do so, our products and technologies may not provide us with any competitive advantage.

The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions, and the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. As a result, patents may not issue from any of our patent applications. Further, patent applications in the United States are secret until a patent issues, and we cannot be certain that others have not filed patent applications for technology covered by our pending applications or that we were the first to file patent applications for this technology. In addition, patents currently held by us or issued to us in the future, or to licensors from whom we have licensed technology rights, may be challenged, invalidated or circumvented so that our intellectual property rights may not protect our technologies or provide commercial advantage to us. In addition, we also rely on unpatented trade secrets and proprietary know-how, and we cannot be sure that others will not obtain access to or independently develop such trade secrets and know-how. Enforcement of our intellectual property rights against any infringers of our patents relating to MAXAMINE will be costly and time-consuming. Because of the nature of those patents, we could be required to bring lawsuits against many different entities such as hospitals or clinics. This would have the effect of increasing the costs of enforcing our rights.

The pharmaceutical industry has experienced extensive litigation regarding patent and other intellectual property rights. Although, to date, we are not aware of any intellectual property claims against us, in the future we could be forced to incur substantial costs in defending ourselves in lawsuits that are brought against us claiming that we have infringed the patent rights of others or in asserting our patent rights in lawsuits against other parties. We may also be required to participate in interference proceedings declared by the U.S. Patent and Trademark Office for the purpose of determining the priority of inventions in connection with our patent applications or other parties' patent applications. Adverse determinations in litigation or interference proceedings could require us to seek licenses that may not be available on commercially reasonable terms or subject us to significant liabilities to third parties.

THE TECHNOLOGY IN OUR SECTOR IS DEVELOPING RAPIDLY, AND OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO KEEP ABREAST OF TECHNOLOGICAL CHANGE.

We are engaged in the pharmaceutical field, which is characterized by extensive research efforts and rapid technological progress. New developments in oncology, cancer therapy, medicinal pharmacology, biochemistry and other fields are expected to continue at a rapid pace. Research and discoveries by others may render some or all of our proposed programs or products noncompetitive or obsolete. Our business strategy is subject to the risks inherent in the development of new products using new technologies and approaches. Unforeseen problems may develop with these technologies or applications, and we may not be able to successfully address technological challenges we encounter in our research and development programs. This may result in our inability to develop commercially feasible products.

THE MARKETABILITY OF OUR PRODUCTS MAY DEPEND ON REIMBURSEMENT AND REFORM MEASURES IN THE HEALTH CARE INDUSTRY.

Our success may depend, in part, on the extent to which reimbursement for the costs of therapeutic products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs and other organizations. Over the past decade, the cost of health care has risen significantly, and there have been numerous proposals by legislators, regulators and third-party health care payors to curb these costs. Some of these proposals have involved limitations on the amount of reimbursement for certain products. We cannot guarantee that similar federal or state health care legislation will not be adopted in the future or that any products sought to be commercialized by us will be considered cost-effective or that adequate third-party insurance coverage will be available for us to establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. Moreover, the existence or threat of cost control measures could have an adverse effect on the willingness of potential collaborators to pursue research and development programs related to our products.

Offering Risks

THERE ARE SUBSTANTIAL SHARES ELIGIBLE FOR FUTURE SALE. THE SALE OF THESE SHARES MAY DEPRESS OUR STOCK PRICE.

Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices for our common stock and our ability to raise equity capital in the future. As of January 21, 2000 we had outstanding 12,578,853 shares of common stock. Of these shares, an aggregate of 11,679,348 shares are freely tradable in the public market, unless acquired by our affiliates. The remaining 899,505 shares are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, of which 823,330 shares are eligible for immediate sale in the public market pursuant to Rule 144, subject to certain volume and manner of sale limitations. As of January 21, 2000, we had outstanding 267,664 shares of series B preferred stock which are convertible into 2,676,640 shares of common stock. All of these preferred shares are restricted and none are eligible for immediate sale in the public market pursuant to Rule 144. However, we intend to convert these preferred shares into common stock, subject to approval for listing on the American Stock Exchange, prior to the issuance of the shares of common stock in this offering. Upon conversion, the holders of the series B preferred stock will be entitled to elect to receive 335,540 shares of common stock as dividends in lieu of cash in accordance with the terms of the series B preferred stock. The shares of common stock issuable upon conversion or as dividends have been registered and will be eligible for immediate sale in the public market upon issuance. As of January 21, 2000, we also had outstanding redeemable common stock purchase warrants exercisable for 2,483,000 shares of common stock, all of which have been registered and will be eligible for immediate sale in the public market upon issuance.

As of January 21, 2000, approximately 1,244,467 shares of common stock underlying warrants, 839,941 shares underlying stock options outstanding under our long-term incentive plan and 40,522 shares reserved for issuance under our 401(k) plan will be available for immediate sale in the public market. There were 172,278 shares of common stock underlying certain warrants and 440,000 shares of common stock reserved for issuance under other option grants outstanding as of January 21, 2000, none of which have been registered for public sale and all of which will be subject to the public sale restrictions of Rule 144 or Rule 701 under the Securities Act, where applicable.

OUR STOCK PRICE MAY BE HIGHLY VOLATILE DUE TO EXTERNAL FACTORS.

Our common stock currently trades on the American Stock Exchange and on the Stockholm Stock Exchange. Historically, our common stock has generally experienced relatively low daily trading volumes in relation to the aggregate number of shares outstanding. Sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market prices of our common stock and our ability to raise equity capital in the future.

Factors that may have a significant impact on the market price or the liquidity of our common stock also include:

- actual or potential clinical trial results relating to products under development by us or our competitors;

-  delays in our testing and development schedules;

- events or announcements relating to our collaborative relationships with others;

- announcements of technological innovations or new products by us or our competitors;

-  developments or disputes concerning patents or proprietary rights;

-  regulatory developments in both the United States and foreign countries;

- economic and other external factors, as well as period-to-period fluctuations in our financial results;

-  market conditions for pharmaceutical and biotechnology stocks; and

- publicity regarding actual or potential medical results relating to products under development by us or our competitors.

External factors may also adversely affect the market price for our common stock. The price and liquidity of our common stock may be significantly affected by the overall trading activity and market factors on the American Stock Exchange and the Stockholm Stock Exchange, and these factors may differ between the two markets. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. The market prices of the common stock of many publicly traded pharmaceutical or biotechnology companies have in the past been, and can in the future be expected to be, especially volatile.

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

The public offering price of our common stock in this offering will be substantially higher than the net tangible book value per share of our outstanding common stock. As of December 31, 1999, our net tangible book value was approximately $21.5 million, or $1.71 per share of common stock, and on a pro forma basis for this offering based on an assumed public offering price of
$    per share, will be approximately $    million, or $    per share of common
stock. The amount of the increase in net tangible book value attributable to the
purchasers in this offering will be approximately $    million, or $    per
share of common stock. Purchasers of our common stock in this offering will
experience immediate and substantial dilution of approximately $    million, or
$    per share of common stock.

CERTAIN OF OUR CHARTER AND BY-LAW PROVISIONS MAY DETER A THIRD PARTY FROM ACQUIRING US.

Certain provisions of our charter and by-laws may make it more difficult for a third party to acquire control of us. These provisions include:

- a staggered or classified board;

- the inability of stockholders to act by written consent; and

- no right to remove directors other than for cause.

Our board of directors has the authority to issue, at any time, without further stockholder approval and after conversion of the series B preferred stock, up to 5,000,000 shares of preferred stock, and to determine the price, rights, privileges and preferences of those shares. These shares could be used in connection with a stockholder rights plan or "poison pill." Any issuance of preferred stock could discourage a third party from acquiring a majority of our outstanding voting stock.

Furthermore, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, which may also dissuade a potential acquiror of our common stock.

                           Forward-Looking Statements

This prospectus contains and incorporates by reference certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Such statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words or terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these forward-looking statements include statements relating to:

-  our history of operating losses and anticipation of future losses;

-  our need for additional capital and uncertainty of additional funding;

-  uncertainty of our product development;

- government regulation and uncertainties of obtaining regulatory approval on a timely basis or at all;

-  uncertainties related to our patent and proprietary rights;

-  our dependence on key personnel;

-  uncertainties relating to clinical trials;

-  collaborative partners and contractors;

-  our lack of experience in marketing or selling pharmaceutical products;

-  our dependence on third-party manufacturers of our products;

-  uncertainties regarding the acceptance, purchase and use of our products;

- intense competition and rapid technological change in the biopharmaceutical industry;

-  the value and price of our common stock; and

- uncertainties relating to health care reform measures and third-party reimbursement.

Any or all of our forward-looking statements in this prospectus may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

We will not update these forward looking statements, whether as a result of new information, future events or otherwise. You should, however, review additional disclosures we make in our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Annual Reports on Form 10-K filed with the SEC.

                          Price Range of Common Stock

Our common stock began trading publicly on the American Stock Exchange under the symbol "MMP" on July 10, 1996. The following table sets forth the high and low intraday sales price for our common stock by quarter, as reported by the American Stock Exchange, for the periods indicated:

                                                            -------------------------
                                                            High          Low
                                                            ---           ---
Year Ended September 30, 1998:
  First Quarter...........................................  $19 1/4       $12 1/4
  Second Quarter..........................................   16 5/8        13 3/4
  Third Quarter...........................................   23            14 1/8
  Fourth Quarter..........................................   20 1/2        14
Year Ended September 30, 1999:
  First Quarter...........................................  $16 1/2       $11 5/8
  Second Quarter..........................................   15 5/8        10 1/2
  Third Quarter...........................................   11 3/8         9
  Fourth Quarter..........................................   10 5/8         7 1/2
Year Ending September 30, 2000:
  First Quarter...........................................  $20 1/8       $ 8
  Second Quarter (through January 21, 2000)...............  $43           $18 1/4

On January 21, 2000, the last sale price of our common stock, as reported by the American Stock Exchange, was $39.00 per share. As of that date, there were approximately 4,230 holders of record of our common stock. Our common stock is also traded on the Stockholm Stock Exchange under the ticker symbol "MAXM."

                                Dividend Policy

Since our initial public offering, we have not paid cash dividends on our common stock. We currently anticipate that any earnings will be retained for the continued development of our business and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We have entered into a bank loan agreement which has the potential to restrict our ability to pay dividends.

                                Use of Proceeds

Our net proceeds from the sale of 2,500,000 shares of common stock in this
offering are estimated to be approximately $   million, or approximately
$   million if the underwriters' over-allotment option is exercised in full, after deducting underwriting discounts and estimated offering expenses, based
upon an assumed public offering price of $      per share.

We intend to use the net proceeds of this offering, together with our current cash balances, cash equivalents and marketable securities, for:

- product development activities related to MAXAMINE including ongoing and planned clinical trials, manufacturing development, regulatory application and other research and development;

- the planned market launch of MAXAMINE including the establishment of a U.S. sales force;

- other research and development primarily for our MAXDERM and MAXVAX technologies; and

-  working capital and general corporate purposes.

We may also use a portion of the net proceeds to acquire technologies or products complementary to our business, although no material expenditures in connection with any acquisitions are anticipated as of the date of this prospectus. Pending application of the net proceeds as described above, we intend to invest the net proceeds from this offering in investment grade instruments.

                                 Capitalization

The following table sets forth as of December 31, 1999 unaudited information about our cash, cash equivalents and investments and capitalization:

-  on an actual basis; and

-  as adjusted to give effect to

    - the conversion of our series B preferred stock into 2,676,640 shares of our common stock,

    - the issuance of an additional 335,540 shares of common stock as dividends to the holders of the series B preferred stock in connection with that conversion, and

    - our receipt of the estimated net proceeds from the sale of the 2,500,000 shares of common stock in this offering at an assumed public offering
       price of $      after deducting underwriting discounts and estimated
       offering expenses.

The actual information is based on 12,529,925 shares of common stock outstanding on December 31, 1999. It excludes 1,306,441 shares of common stock issuable upon the exercise of outstanding stock options, 2,676,640 shares of common stock issuable upon the conversion of our series B preferred stock, 2,483,000 shares of common stock issuable upon the exercise of redeemable common stock purchase warrants and 1,450,098 shares of common stock issuable upon the exercise of other common stock purchase warrants. It also excludes an additional 151,391 shares of common stock available for future issuance under our stock option and other employee benefit plans.

                                                              -------------------
                                                              As of December 31,
                                                                     1999
                                                               Actual    As Adjusted
                                                              --------   -----------
IN THOUSANDS, EXCEPT SHARE DATA

Cash, cash equivalents and investments......................  $ 32,850    $
                                                              ========    ========
Long-term debt, less current portion........................  $    788    $    788
Stockholders' equity:
  Preferred Stock, $.001 par value, 5,000,000 shares
    authorized, 267,664 shares issued and outstanding
    actual; zero shares issued and outstanding as
    adjusted................................................        --          --
  Common Stock, $.001 par value, 35,000,000 shares
    authorized, 12,529,925 shares issued and outstanding
    actual; 18,042,105 shares issued and outstanding as
    adjusted................................................        12          18
  Additional paid-in capital................................   115,472
  Deficit accumulated during the development stage..........   (91,942)    (91,942)
  Deferred compensation.....................................        (2)         (2)
  Accumulated other comprehensive loss......................       (61)        (61)
                                                              --------    --------
    Total stockholders' equity..............................    23,479
                                                              --------    --------
      Total capitalization..................................  $ 24,267    $
                                                              ========    ========

                            Selected Financial Data

The selected financial data presented below under the captions "Statements of Operations Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended September 30, 1999, are derived from the financial statements of Maxim Pharmaceuticals, Inc., which financial statements have been audited by KPMG LLP, independent certified public accountants. The financial statements as of September 30, 1998 and 1999, and for each of the years in the three-year period ended September 30, 1999 and the report thereon, are incorporated by reference in this prospectus. The selected financial data presented below for the three months ended December 31, 1998 and 1999 and as of December 31, 1999 are derived from unaudited interim financial statements of Maxim Pharmaceuticals, Inc. incorporated by reference in this prospectus and have been prepared on the same basis as the audited financial statements and in the opinion of management contain all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position at that date and the results of operations for these periods. The results of operations for the three months ended December 31, 1999 are not necessarily indicative of the results to be expected in subsequent periods or for the year as a whole. The as adjusted balance sheet data reflects the sale of 2,500,000 shares of common stock offered hereby at an assumed price of $ per share and the receipt of the estimated net proceeds therefrom. The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes to the financial statements in our Annual Report on Form 10-K for the fiscal year ended September 30, 1999 and our Quarterly Report on Form 10-Q for the three months ended December 31, 1999 incorporated by reference in this prospectus.

                                                --------------------------------------------------------------------------------
                                                                                                          Three Months Ended
                                                              Year Ended September 30,                       December 31,
                                                ----------------------------------------------------   -------------------------
                                                 1995       1996       1997        1998       1999        1998          1999
                                                --------   --------   --------   --------   --------   -----------   -----------
                                                                                                              (unaudited)
IN THOUSANDS, EXCEPT PER SHARE DATA
Statements of Operations Data:
Research and collaboration revenue...........   $    --    $    --    $    --    $    181   $  1,078   $        88   $       140
Operating expenses:
  Research and development...................       985      1,609      5,353      20,147     36,638         8,779         9,051
  Business development and marketing.........        --        112        384       1,313      1,683           453           558
  General and administrative.................     1,116      1,243      1,992       2,660      2,880           694           844
                                                -------    -------    -------    --------   --------   -----------   -----------
    Total operating expenses.................     2,101      2,964      7,729      24,120     41,201         9,926        10,453
Other income (expense):
  Investment income..........................         5        260        927       2,247      1,023           429           304
  Interest expense...........................      (487)      (197)       (78)        (89)      (146)          (39)          (31)
  Other income (expense).....................      (207)      (220)       (15)        (74)        20            --            11
  Gain on sale of subsidiary.................        --      2,288         --          --         --            --            --
                                                -------    -------    -------    --------   --------   -----------   -----------
    Total other income (expense).............      (689)     2,131        834       2,084        897           390           284
                                                -------    -------    -------    --------   --------   -----------   -----------
Net loss before preferred stock dividends....    (2,790)      (833)    (6,895)    (21,855)   (39,226)       (9,448)      (10,029)
  Dividends on preferred stock...............        --         --         --          --        483            --         2,413
                                                -------    -------    -------    --------   --------   -----------   -----------
Net loss applicable to common stock..........   $(2,790)   $  (833)   $(6,895)   $(21,855)  $(39,709)  $    (9,448)  $   (12,442)
                                                =======    =======    =======    ========   ========   ===========   ===========
Basic and diluted net loss per share of
  common stock...............................   $ (0.87)   $ (0.20)   $ (1.03)   $  (2.37)  $  (3.94)  $     (0.95)  $     (1.09)
                                                =======    =======    =======    ========   ========   ===========   ===========
Weighted average shares outstanding..........     3,209      4,075      6,671       9,215     10,079         9,903        11,401

                                             ----------------------------------------------------------------------------
                                                                                                     As of December 31,
                                                                                                            1999
                                                             As of September 30,                    ---------------------
                                             ----------------------------------------------------                 As
                                              1995        1996       1997       1998       1999      Actual    Adjusted
                                             --------   --------   --------   --------   --------   --------   ----------
                                                                                                         (unaudited)
IN THOUSANDS
Balance Sheet Data:
Cash, cash equivalents and investments.....  $   513    $ 19,144   $ 12,160   $ 35,769   $ 17,942   $ 32,850
Working capital (deficit)..................   (5,324)     16,212      8,505     24,812      7,979     20,640
Total assets...............................    2,454      21,255     15,858     42,022     24,515     39,893
Long-term debt, less current portion.......      247          --        555        977        908        788         788
Deficit accumulated during the development
  stage....................................  (13,103)    (13,937)   (20,832)   (42,687)   (81,913)   (91,942)    (91,942)
Total stockholders equity (deficit)........   (3,644)     20,124     13,393     31,116     10,843     23,479

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION SHOULD BE READ IN CONJUNCTION WITH THE "SELECTED FINANCIAL DATA" AND OUR FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCORPORATED BY REFERENCE IN THIS PROSPECTUS. THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND OTHER PARTS OF THIS PROSPECTUS CONTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

Overview

During the periods encompassed by this prospectus, we have devoted substantially all of our resources to our MAXAMINE, MAXDERM and MAXVAX product development programs. We conduct our research and product development efforts through a combination of internal and collaborative programs. In addition to internal management and staff, we rely upon arrangements with universities, other clinical research sites and contract research organizations for a significant portion of our product development efforts. Oversight of all external and collaborative programs is conducted by our executive officers and other staff from our headquarters located in San Diego, California.

Our products are in the development stage and we do not expect revenue from product sales in the near future. We expect to continue to incur losses as we continue our research and development activities, particularly those relating to Phase III and Phase II clinical trials using MAXAMINE and the preparation for the planned market launch of MAXAMINE. Losses may fluctuate from quarter to quarter and such fluctuations may be substantial as a result of, among other factors, the number and timing of clinical trials conducted, the funding, if any, provided as a result of corporate collaborations, the results of clinical testing and the timing of FDA or international regulatory approvals. We cannot assure you that we will successfully develop, commercialize, manufacture or market our products or ever achieve or sustain product revenues or profitability.

Results of Operations

THREE MONTHS ENDED DECEMBER 31, 1999 AND 1998

RESEARCH AND COLLABORATION REVENUE. Research and collaboration revenue for the quarter ended December 31, 1999 was $140,000, compared to $88,000 for the same period in the prior year. The revenue consists of collaborative support related to our clinical trials, and the increase relates to the expansion of such trials.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses for the quarter ended December 31, 1999 were $9,051,000, an increase of $272,000, or 3%, over the same period in the prior year. The expenses were primarily attributable to increased activity related to three Phase III cancer clinical trials of MAXAMINE initiated in prior years and continuing into the current year. In addition to these and other cancer trials, the current quarter includes efforts associated with a Phase II clinical trial in hepatitis C commenced in mid 1999. Costs associated with these trials include clinical trial site and contract research organization costs, hiring additional clinical and development personnel and other clinical costs.

BUSINESS DEVELOPMENT AND MARKETING AND GENERAL AND ADMINISTRATIVE
EXPENSES. Business development and marketing expenses for the quarter ended December 31, 1999 were $558,000, an increase of $105,000, or 23%, over the same period in the prior year. This increase was due to additional personnel and other resources devoted to preparation for the potential market launch of MAXAMINE, including market evaluations, sales launch planning and corporate partnering efforts. For the quarter ended December 31, 1999, general and administrative expenses were $844,000, an increase of $150,000, or 22%, over the same period in the prior year due to general expenses associated with our expanded operations.

OTHER INCOME (EXPENSE). Investment income was $304,000 for the quarter ended December 31, 1999, a decrease of $125,000, or 29%, from the same period in the prior year. This decrease was a result of the reduction in the average principal balance of interest-bearing investments. Interest expense for the quarter ended December 31, 1999 was $31,000, a decrease of $8,000, or 20%, from the same period in the prior year. This decrease was a result of the reduction in the outstanding principal balance under bank loan agreements.

NET LOSS. Net loss before preferred stock dividends for the quarter ended December 31, 1999 totaled $10,029,000, an increase of $581,000, or 6%, over the same period in the prior year. The increase was due to the expansion of our research and development and general corporate activities described above. Net loss attributable to common stock for the quarter ended December 31, 1999 totaled $12,442,000, an increase of $2,994,000, or 32%, over the same period in the prior year. The increase was primarily the result of $2,413,000 in dividends associated with our series A and series B preferred stock. Of the total dividends, $2,015,000 was associated with the series A preferred stock that was converted to common stock during the quarter and was no longer outstanding at December 31, 1999.

During the quarter ended December 31, 1999, we exercised our right to call for an automatic conversion of our series A preferred stock into common stock. As required in the event of an automatic conversion, we were required to pay the holders upon conversion, in cash or additional shares of series A preferred stock at the option of the holder, an amount equal to the dividends that would have been paid had the series A preferred stock remained outstanding for one year after issuance. We recorded $2,015,000 in dividends associated with the series A preferred stock during the three months ended December 31, 1999, of which $1,894,000 related to the settlement of dividend obligations resulting from the automatic conversion to common stock. Of the total series A preferred stock dividends recorded during the quarter, $63,000 were paid in cash, and the remainder were paid through the issuance of securities.

YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997

RESEARCH AND COLLABORATION REVENUE. For the year ended September 30, 1999, research and collaboration revenue consisting of collaborative support and fees for exclusive MAXAMINE marketing rights for the territories of Australia, New Zealand and Israel totaled $1,078,000, compared to $181,000 for the year ended September 30, 1998. There was no such revenue earned in the year ended September 30, 1997.

RESEARCH AND DEVELOPMENT EXPENSES. For the year ended September 30, 1999, research and development expenses were $36,638,000, an increase of $16,491,000, or 82%, over the prior year. This increase was primarily attributable to increased activity related to late-stage cancer clinical trials of MAXAMINE, including clinical trial site and contract research organization costs, hiring additional clinical and development personnel and other clinical costs. These clinical trials include a Phase III clinical trial in malignant melanoma commenced in the United States in July 1997, an international Phase III malignant melanoma clinical trial commenced in November 1997, a global Phase III clinical trial in acute myelogenous leukemia commenced in February 1998 and a European Phase II clinical trial in hepatitis C commenced in May 1999. For the year ended September 30, 1998, research and development expenses were $20,147,000, an increase of $14,793,000, or 276%, over the prior year. This increase was primarily due to increased activity in cancer clinical trials of MAXAMINE.

BUSINESS DEVELOPMENT AND MARKETING AND GENERAL AND ADMINISTRATIVE
EXPENSES. Business development and marketing expenses for the year ended September 30, 1999 were $1,683,000, an increase of $370,000, or 28%, over the prior year. This increase was due to additional personnel and other resources devoted to preparation for the potential market launch of MAXAMINE, including corporate partnering efforts, market evaluations and third-party reimbursement evaluations. For the year ended September 30, 1999, general and administrative expenses were $2,880,000, an increase of $220,000, or 8%, over the prior year. This increase was due to general expenses associated with our expanded operations. Business development and marketing expenses for the year ended September 30, 1998 were $1,313,000, an increase of $929,000, or 242%, over the prior year. General and administrative expenses for the year ended September 30, 1998 totaled $2,660,000, an increase of $667,000, or 33%, over the prior year. Both of these increases resulted from the expanded activities described above.

OTHER INCOME (EXPENSE). Investment income was $1,023,000 for the year ended September 30, 1999, a decrease of $1,225,000, or 54%, from the prior year. This decrease was a result of the reduction in the principal balance of interest-bearing investments used to finance our operations. Investment income for the year ended September 30, 1998 totaled $2,247,000, an increase of $1,320,000 over the prior year. This increase primarily resulted from income on the proceeds of our follow-on public offering completed in October 1997. Interest expense for the year ended September 30, 1999 was $146,000, an increase of $57,000, or 64%, over the prior year. This increase was primarily attributable to interest incurred on additional advances made under our line of credit agreement used to finance qualified equipment purchases. Interest expense for the year ended September 30, 1998 increased slightly over with that of the prior year and totaled $89,000.

NET LOSS. Net loss for the year ended September 30, 1999 totaled $39,709,000, an increase of $17,855,000, or 82%, over the prior year. The increase was primarily due to the expansion of our research and development and general corporate activities described above, and also includes $483,000 of accrued dividends on preferred stock included in the net loss applicable to common stock. Net loss for the year ended September 30, 1998 totaled $21,855,000, an increase of $14,959,000, or 217%, over the prior year.

Liquidity and Capital Resources

We, as a development stage enterprise, anticipate incurring substantial additional losses over at least the next several years due to, among other factors, the need to expend substantial amounts on our ongoing and planned clinical trials, preparation for the planned market launch of MAXAMINE, other research and development activities, and related business development and general corporate expenses. We have financed our operations primarily through the sale of our equity securities, including an initial public offering in 1996, an international follow-on public offering in 1997 and private offerings of preferred stock in 1999 that provided us with net proceeds of approximately $22.3 million (including proceeds from the exercise of warrants), $34.7 million and $40.8 million, respectively.

As of December 31, 1999, we had cash, cash equivalents and investments totaling approximately $32.8 million. For the three months ended December 31, 1999, net cash used in our operating activities was approximately $7.2 million. For the year ended September 30, 1999, net cash used in our operating activities was approximately $36.0 million. Our cash requirements may fluctuate in future periods as we conduct additional research and development activities including clinical trials, other research and development activities, and efforts associated with the commercial launch of any products that are approved for sale by government regulatory bodies. Among the activities that may result in an increase in cash requirements are three Phase III cancer clinical trials and four Phase II clinical trials of MAXAMINE currently underway and preparation for the planned market launch of MAXAMINE.

Our cash requirements may vary materially from those now planned because of the results and scope of clinical trials and other research and development activities, the time required to obtain regulatory approvals, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, our ability to establish marketing alliances and collaborative arrangements and the cost of our internal marketing activities. As a result of these factors, it is difficult to predict accurately the timing and amount of our cash requirements. We plan to pursue the issuance of additional equity securities, as well as corporate marketing alliances and collaborative agreements, as required to meet our cash requirements. The issuance of additional equity securities could result in substantial dilution to our stockholders. We cannot assure you that additional funding will be available on terms acceptable to us, if at all. The failure to fund our capital requirements would have a material adverse effect on our business, financial condition and results of operations. We have never paid a cash dividend on our common stock and do not contemplate the payment of cash dividends on our common stock in the foreseeable future.

                                    Business

Overview

We are developing a new generation of drugs, therapies and vaccines for cancer, infectious diseases and topical disorders. Our lead drug candidate, MAXAMINE, has the potential to greatly improve the ability of the immune system to fight cancer and viral infections. MAXAMINE, which is based on the naturally occuring molecule histamine, is designed to improve immunotherapy by protecting critical immune cells. MAXAMINE is administered in combination with cytokines, a class of proteins that stimulate these same immune cells. More than 1,000 patients have been treated in our completed and ongoing clinical trials in advanced malignant melanoma, acute myelogenous leukemia, hepatitis C and renal cell carcinoma. Our clinical results to date suggest that MAXAMINE THERAPY, the administration of MAXAMINE in combination with other cytokines, is a safe, at-home treatment that can improve patient survival.

Our most advanced Phase III trial of MAXAMINE is a 305-patient study based in the United States for the treatment of advanced malignant melanoma, the most deadly form of skin cancer. We expect to complete this trial in the first half of 2000 and plan to file a NDA with the FDA for this cancer in mid 2000. We also are conducting a Phase III trial of MAXAMINE in acute myelogenous leukemia, the most common acute adult leukemia, and have Phase II trials of MAXAMINE underway in hepatitis C and renal cell carcinoma. We expect to pursue supplemental NDAs in each of these diseases subsequent to our NDA in melanoma.

We conducted a series of Phase II clinical trials in which patients with malignant melanoma and acute myelogenous leukemia were treated with MAXAMINE. These Phase II studies have shown a more than doubling of survival and remission times for patients treated with MAXAMINE as well as the ability to maintain patient quality of life during treatment. Earlier-stage clinical studies have also suggested promise in renal cell carcinoma, a cancer of the kidneys, and multiple myeloma, a cancer of the bone marrow.

MAXAMINE is also under clinical development for the treatment of hepatitis C, the leading blood-borne infection in the United States. We are currently conducting a 129-patient trial in hepatitis C, and preliminary results showed that after 12 weeks of treatment the combination of MAXAMINE and the cytokine interferon achieved a complete response in 70% of all patients compared to the 20-30% response commonly observed in patients with similar profiles treated with interferon alone.

We are also developing MAXDERM, a MAXAMINE-related series of drug candidates for the treatment of certain topical disorders. Our third technology platform, MAXVAX, is currently in preclinical development and is designed to facilitate a new class of needle-free mucosal vaccines for several infectious diseases.

Maxamine

MAXAMINE has the potential to greatly improve the ability of the immune system to fight cancer and viral infections. In many patients with cancer and chronic infectious diseases, the capacity of the patient's immune system to detect and destroy tumor cells or virally infected cells is compromised. In recent years, significant research has focused on mechanisms to enhance the immune system's ability to combat cancer and infectious diseases, a treatment approach known as immunotherapy. Current immunotherapy is largely based on the use of cytokines, such as interleukin-2 (IL-2) and interferon-alpha (IFN-(alpha) ), naturally occurring proteins that stimulate certain key immune cells. However, cytokines only demonstrate a clinically significant tumor response in a small portion of cancer patients, often produce severe adverse side effects and do not produce sustained responses in the majority of hepatitis C patients.

MAXAMINE THERAPY combines the administration of MAXAMINE, an immuno-modulator that protects critical immune cells, with the administration of cytokines such as IL-2 and IFN-(alpha) that stimulate these same immune cells. This combination of action is designed to improve the immune system's ability to identify, disable and destroy malignant or infected cells. MAXAMINE is based on histamine, a naturally occurring molecule, and its usefulness in immunotherapy was first discovered by our collaborative scientists at the University of Goteborg, Sweden.

Two kinds of immune cells, Natural Killer (NK) cells and cytotoxic T cells, possess an ability to kill and support the killing of cancer cells and virally infected cells, and much of the current practice of immunotherapy is based on the fact that IL-2 and IFN-(alpha) are potent stimulators of NK cells and T cells. Our researchers have shown, however, that NK cells and T cells are suppressed by phagocytic cells, another component of the body's immune system. Phagocytes are a class of white blood cells, which include monocytes, macrophages and neutrophils, found in abundant quantities in and around tumors and areas of infection. The release of free radicals by phagocytes results in apoptosis, or programmed cell death, of NK cells and T cells, thereby destroying their cytotoxic capability and rendering the immune response against the tumor or virus largely ineffective.

            Programmed Cell Death of NK and T Cells Without MAXAMINE

                                   [DRAWING]

          ILLUSTRATING THE INFORMATION INCLUDED IN PRECEDING PARAGRAPH

MAXAMINE is designed to modulate the immune system to protect NK cells and T cells, allowing immunotherapy to be more effective. When histamine, a natural molecule present in the body, or other molecules in the class known as histamine type-2 (H(2)) receptor agonists bind to the H(2) receptor on the phagocytes, the production and release of free radicals is temporarily prevented. The prevention of the release of free radicals allows immune-stimulating agents, such as IL-2 and IFN-(alpha) , to activate NK cells and T cells more effectively, thus enhancing the killing of tumor cells or virally infected cells.

                     MAXAMINE Immune-Enhancement Technology

                                   [DRAWING]

          ILLUSTRATING THE INFORMATION INCLUDED IN PRECEDING PARAGRAPH

MAXAMINE increases the effectiveness of basic immune functions and may be used in combination with, and improve the effectiveness of, many cytokines and other immunotherapeutic agents. Because MAXAMINE impacts basic immune functions, it has the potential to be used in a broad range of cancers and infectious diseases that can be recognized by the immune system. This potential broad applicability is highlighted by our preliminary favorable results obtained to date in the treatment of patients with malignant melanoma, acute myelogenous leukemia, renal cell carcinoma and hepatitis C. In addition, because MAXAMINE has been shown to increase the effectiveness of cytokines, lower doses of cytokines such as IL-2 and IFN-(alpha) can potentially be used in MAXAMINE THERAPY without compromising therapeutic effectiveness, thereby reducing serious side effects associated with the cytokines. Moreover, we have designed MAXAMINE THERAPY so that it may be delivered to patients through a subcutaneous injection, thereby permitting treatment at home.

Among the proprietary protection surrounding our MAXAMINE technology are U.S. and international patents and patent applications covering the use of histamine, upon which MAXAMINE is based, or any H(2) receptor agonist in the treatment of cancer and infectious diseases in combination therapies, as well as patent applications covering the method of producing MAXAMINE, its mechanism of action and the use of H(2) receptor agonists in other medical applications.

POTENTIAL BENEFITS OF MAXAMINE

We believe that MAXAMINE may be integral in the growing trend toward combination therapy for certain cancers and infectious diseases and may offer a number of important clinical and commercial advantages relative to current therapies or approaches, including:

- EXTENDING LIFE. Late-stage clinical trials of MAXAMINE provided evidence of substantially improved therapeutic efficacy (extended survival and remission intervals) over approved therapies or standards of care.

- MAINTAINING QUALITY OF LIFE. Late-stage clinical trials indicated that MAXAMINE is safe and may reduce the toxic side effects of cytokines and other biological response modifiers, thereby allowing the maintenance of the patient's quality of life during outpatient therapy.

- OUTPATIENT ADMINISTRATION. MAXAMINE can be safely administered subcutaneously on an outpatient basis, in contrast to the in-hospital administration required for many other therapies.

- COST EFFECTIVE. The delivery of MAXAMINE THERAPYon an outpatient basis may eliminate the costs associated with in-hospital patient care. These factors, combined with the potential improvements in efficacy, contribute favorably to the assessment of benefit versus cost for this therapy.

MAXAMINE CLINICAL TRIAL STATUS

The table below summarizes our current and completed clinical trial activities for each disease we currently target or may target in the future with MAXAMINE. We have 11 Phase I/II trials and three Phase III trials completed or currently underway and expect to file a NDA for advanced malignant melanoma in mid 2000. Our clinical trials are staged so that, if these trials are successful, additional product approvals may follow in the periods subsequent to our initial product launch in melanoma.

                         MAXAMINE Clinical Trial Status

        Indication                    Trial Phase                   Status              Location
---------------------------   ----------------------------   --------------------   ----------------
Advanced Malignant Melanoma   Phase III                      Ongoing, patient       United States
                                                             enrollment completed

                              Phase III                      Ongoing                Europe,
                                                                                    Australia,
                                                                                    Canada and
                                                                                    Israel

                              Phase II advanced research     Ongoing                United States

                              Phase II liver metastases      Completed              Europe

                              Phase II low-dose              Completed              Europe

                              Phase II high-dose             Completed              Europe
Acute Myelogenous Leukemia    Phase III                      Ongoing                United States,
                                                                                    Europe,
                                                                                    Australia,
                                                                                    Canada and
                                                                                    Israel

                              Phase II                       Completed              Europe
Renal Cell Carcinoma          Phase II controlled            Ongoing                Europe

                              Phase II single arm            Ongoing                Europe

                              Phase I                        Completed              Europe
Multiple Myeloma              Phase I                        Completed              Europe
Hepatitis C                   Phase II                       Ongoing                Europe and
                                                                                    Israel

                              Phase I                        Completed              Europe

CANCER INDICATIONS FOR MAXAMINE

Cancer comprises a large and diverse group of diseases resulting from the uncontrolled proliferation of abnormal, or malignant, cells. Most cancers will spread beyond their original sites and invade surrounding tissue and may also metastasize to more distant sites and ultimately cause death unless effectively treated. To be effective, cancer treatment must target not only the primary tumor site but also distant metastases. A report from the American Cancer Society, 1999 CANCER FACTS AND FIGURES, estimates that a total of approximately 1,220,000 new cases and approximately 560,000 deaths were expected for invasive cancers in the United States in 1999. Predominant forms of cancer include leukemia and lymphoma, breast, lung, urinary, prostate, melanoma, ovarian, colon, rectal and brain cancers. The National Cancer Institute estimates that the direct medical cost of treating cancer in the United States is $35 billion per year.

Information regarding certain cancer indications is summarized below. These following estimates are for the cancers initially targeted by MAXAMINE based upon the American Cancer Society's 1999 CANCER FACTS AND FIGURES for the United States.

    Estimated Incidence for Selected Cancers for 1999 for the United States

                                                       --------------------
                                                              Annual
                                                       --------------------
                                                       New Cases   Deaths
                                                       ---------   --------
Malignant Melanoma...................................     44,000     7,300
Acute Myelogenous Leukemia...........................     10,000     7,300
Renal Cell Carcinoma.................................     30,000    12,000
All Invasive Cancers.................................  1,220,000   560,000

Predominant methods of treating cancer generally include surgery, radiation therapy, chemotherapy and immunotherapy. Although these techniques have achieved success for certain cancers, particularly when detected in the early stages, each has drawbacks which may significantly limit their success in treating certain types and stages of cancer. For example, cancer may recur even after repeated attempts at surgical removal of tumors or after other treatment. Surgery may be successful in removing visible tumors but may leave smaller undetectible nests of cancer cells in the patient which continue to proliferate. Radiation and chemotherapy are relatively imprecise methods for the destruction of cancer cells because such therapies can kill both cancer cells and normal cells. Radiation and chemotherapy also have toxic side effects which may themselves be lethal to the patient. These toxic side effects may also restrict the application of these treatments to less than optimal levels required to ensure eradication of the cancer.

The high number of cancer-related deaths indicates the need for more efficacious therapies for many patients. Many existing therapies have been approved on the basis that they shrink or limit the growth of tumors for a short period of time, but they have failed to demonstrate that they provide a survival benefit to patients. We believe, however, that increased patient survival is becoming the most important measurement of a drug's effectiveness.

ADVANCED MALIGNANT MELANOMA. Malignant melanoma is the most serious form of skin cancer and is one of the most rapidly increasing cancers in the world. There are more than 44,000 new cases of melanoma and 7,300 deaths from the disease each year in the United States.

Our initial Phase II clinical trial in malignant melanoma was conducted in Sweden at the Sahlgrenska University Hospital in Goteborg. In that study, 15 patients with advanced metastatic malignant melanoma were treated with a high-dose regimen of IL-2 together with daily injections of IFN-(alpha) in five-day cycles. Eight of the patients were also given MAXAMINE injections twice daily in combination with IL-2 and IFN-(alpha) .

The results of the initial Phase II clinical trial indicated that MAXAMINE may be given as an effective adjuvant to treatment with IL-2 and IFN-(alpha) . In the seven patients who did not receive MAXAMINE, one partial response (defined as a 50% reduction of the total tumor burden) was observed in a patient with skin and lymph node melanoma. In the eight patients treated with MAXAMINE, four partial and two mixed responses were observed. Notably, two of the MAXAMINE patients had complete resolution of their extensive liver metastases. Sites of response in the MAXAMINE patients also included skin, lymph nodes, skeleton, spleen and muscle. Depending upon the characteristics of the patient group being studied, the survival results of advanced-stage cancer trials are typically measured by either mean or median survival. Mean survival represents the average duration of survival for the group. Median survival represents the point in time at which 50% of the patients are still surviving. In patients receiving MAXAMINE in the initial trial, there was a statistically significant improvement in overall survival (p < 0.03). The MAXAMINE patients had a mean survival of
14.7 months, more than double the mean survival of 6.8 months in the control group. One patient remained completely free of detectable disease more than four years after the commencement of treatment with MAXAMINE.

A second advanced malignant melanoma study was undertaken at the Sahlgrenska University Hospital in Sweden to determine if MAXAMINE, in combination with a lower-dose regimen of the same cytokines (IL-2 and IFN-(alpha) , would retain the efficacy seen in the first study, while reducing the side effects of the cytokine portion of the treatment. Lowering the doses of the cytokines reduces many of the side effects of these drugs, thereby facilitating tolerance of the therapy and even allowing self-administration of the drugs at home. The median survival time of patients with advanced (stage IV) malignant melanoma using conventional treatments is historically reported to be six to seven months. In this second, low-dose malignant melanoma study, 11 patients had a median survival time of 15.5 months, more than double the rate generally reported for the normal course of the disease and exceeding the favorable results from the high-dose study described above. In this second malignant melanoma clinical trial, the combination of MAXAMINE with low-dose cytokines was well-tolerated, and patients were treated at home on an out-patient basis.

A third study in malignant melanoma was conducted in Sweden and consisted primarily of advanced-stage patients with metastases of their cancer to the liver. This patient group historically has a poor prognosis for survival. In our three completed Phase II malignant melanoma trials, a total of 16 patients had liver metastases. The 16 patients treated with MAXAMINE had a substantially improved survival outcome with a mean of 14 months survival as a group compared to the typically reported mean survival time of four months or less for these patients.

Our multi-center Phase III clinical trial of MAXAMINE in the United States for the treatment of advanced malignant melanoma commenced in 1997 and is nearing completion. In this clinical trial, advanced malignant melanoma patients are being treated with a combination of MAXAMINE and IL-2, while patients in the control group are being treated with the same dose of IL-2 alone. The primary endpoints of the study are overall patient survival and survival of patients with liver metastases, and the secondary endpoints include quality of life, tumor response rate and duration of response. More than 50 clinical sites in the United States participated in the study, and enrollment was completed in February 1999.

Two clinical events in 1999 highlighted the progress of the trial:

- In March 1999, the Data Safety Monitoring Board, an independent group monitoring the safety of the Phase III trial, performed an interim analysis of data from the study and concluded that there were no ongoing safety concerns with the trial. The Data Safety Monitoring Board also concluded that the trial had the opportunity to meet its principal endpoints relevant to regulatory approval and should continue under its approved protocol.

- In November 1999, clinicians from the largest enrolling site in the Phase III trial submitted an abstract to an upcoming cancer conference describing preliminary survival data from the 40 patients enrolled at their center. The preliminary single-center results demonstrated a statistically significant increase in overall survival for patients treated within the MAXAMINE as compared to the control group.

We expect to complete this Phase III trial in the first half of 2000 and expect to file a NDA with the FDA in mid 2000.

We commenced a second Phase III trial of MAXAMINE for the treatment of advanced malignant melanoma in November 1997 based in Europe, Australia, Canada and Israel. Patients in the MAXAMINE group receive a co-administration of MAXAMINE plus low-dose IL-2 and IFN-(alpha) , while patients in the control group receive dacarbazine (DTIC), the most commonly used chemotherapeutic agent for the treatment of advanced malignant melanoma, particularly in Europe and Australia. The endpoints of this study are the same as the U.S. study described above, and this international study is designed to include approximately 200 patients.

The two Phase III malignant melanoma trials complement each other by addressing separate clinical and marketing issues:

- The U.S. Phase III trial is designed to seek regulatory approval as an adjunct to IL-2 in the U.S., Europe, Australia and other markets by demonstrating that the combination of MAXAMINE and IL-2 is better at extending patient survival than the administration of the same dose of IL-2 alone.

- The European trial is designed to broaden the exposure of the drug outside the United States, prepare the international markets for our expected launch and provide a comparison of immunotherapy with chemotherapy.

ACUTE MYELOGENOUS LEUKEMIA. Acute Myelogenous Leukemia (AML) is the most common form of acute leukemia in adults, and prospects for long-term survival are poor for the majority of patients. There are approximately 10,000 new cases of AML and 7,300 deaths caused by the cancer each year in the United States. Once diagnosed with AML, patients are typically treated with chemotherapy, and the majority achieve complete remission. Unfortunately, 75-80% of patients who achieve their first complete remission will relapse, and the median time in remission before relapse is only 12 months with current treatments. The prospects for these relapsed patients is poor, and less than five percent survive long term. There are currently no effective remission therapies for AML patients.

MAXAMINE is designed to augment the body's ability to scavenge, attack and eliminate residual leukemic cells. We conducted a Phase II study in Sweden in which 39 AML patients in remission were treated with the combination of MAXAMINE and low-dose IL-2. The objective of the therapy with MAXAMINE is to prevent relapse and prolong leukemia-free survival while maintaining a good quality of life for patients during treatment.

In the Phase II study, 26 patients in their first complete remission were treated with MAXAMINE and IL-2 and experienced a substantial increase in leukemia-free survival. The patients treated with MAXAMINE had achieved a median time to relapse through the last date of evaluation in December 1999 of 28 months compared to 12 months under the current standard of care. The median time to relapse of the MAXAMINE patients has the potential to increase as leukemia-free patients are still under evaluation. These results were achieved despite the fact that the patients treated with MAXAMINE were a relatively older group of patients and more than half (15 of 26) of the patients were categorized as high risk with the poorest prognosis for long-term survival.

Also treated in the Phase II study were 13 patients who were in their second or subsequent complete remission. Prior to entering the study, these patients had suffered a relapse of AML and were treated with an additional round of chemotherapy to induce a complete remission. These subsequent remissions normally have a shorter duration than the prior complete remission, with a median time to relapse of only six months in the case of patients in their second complete remission. Less than five percent of these patients survive long term. The 13 patients treated with the combination of MAXAMINE and IL-2 experienced a substantial increase in remission duration, and the median time to relapse for the MAXAMINE patients was 16 months, more than double the six-month historic median.

Also notable in the study was the fact that the patients safely self-administered more than 8,000 doses of MAXAMINE at home. No unexpected side effects from the drug have been identified during the study, and 75% of the evaluable patients returned to work while taking MAXAMINE.

In early 1998, we commenced a Phase III AML clinical trial based in 12 countries, including clinical sites in the United States, Europe, Australia, Canada and Israel. The trial is designed as a remission therapy to demonstrate that MAXAMINE can prolong leukemia-free remission time and prevent relapse in AML patients compared to the current standard of care, which is no therapy during remission. In the study, patients in their second or greater complete remission will be evaluated for up to 18 months, while patients in their first complete remission will be evaluated for up to 24 months. The trial is designed to include approximately 300 patients and we expect to complete enrollment in 2000.

The FDA has granted orphan drug status to MAXAMINE for the treatment of AML. Orphan drug status provides for U.S. marketing exclusivity for seven years upon marketing approval by the FDA. The status also provides certain tax benefits and exempts us from certain FDA application fees.

RENAL CELL CARCINOMA. There are approximately 30,000 new cases each year of renal cell carcinoma (RCC), cancer of the kidneys, in the United States. Metastatic RCC often is resistant to radiation therapy and chemotherapy, and the disease results in more than 12,000 deaths each year. In a survey conducted to assist with the planned market launch of MAXAMINE, more than 80% of oncologists indicated that they would use MAXAMINE in RCC upon approval for malignant melanoma.

We conducted a pilot study of six RCC patients in Sweden to evaluate the safety and feasibility of MAXAMINE in this patient group. In this small study, three patients were treated with MAXAMINE and cytokines (IFN-(alpha) and IL-2) and achieved a mean survival of 29 months, while the other three patients were treated with the cytokines alone and achieved a mean survival of four months.

We have two European Phase II studies underway in RCC, the objectives of which are to provide support for the promotion and potential amendment to labeling of MAXAMINE for the treatment of RCC. The first is a study of the combination of MAXAMINE, IL-2 and interferon in 40 patients in Sweden and Denmark. The second is a randomized trial of the combination of MAXAMINE and IL-2 versus IL-2 alone in 120 patients in the United Kingdom and Denmark. This second trial is being funded by our clinical collaborators.

HEPATITIS C INDICATION FOR MAXAMINE

Hepatitis C is more easily transmitted than HIV and is now the leading blood-borne infection in the United States. The U.S. Center for Disease Control and Prevention estimates that over 4.5 million Americans are infected with the hepatitis C virus. The World Health Organization and other sources estimate that at least 200 million people are infected worldwide. Hepatitis is a disease characterized by inflammation of the liver and, in many cases, permanent cirrhosis (scarring) of the liver tissues. The cycle of disease from infection to significant liver damage can take 20 years or more. Some experts estimate that without substantial improvements in treatment, deaths from hepatitis C will surpass those from HIV. Hepatitis C is the leading cause of liver cancer and the primary reason for liver transplantation in many countries. The majority of patients do not effectively respond to existing therapies or to therapies known by us to be under development.

The standard treatment for hepatitis C is interferon, an immunotherapeutic agent often given in combination with the anti-viral drug
Ribavirin-Registered Trademark-. The majority of patients do not attain a sustained response with current therapies. Several factors can influence the patient's response to therapy including the patient's viral load and the genotype of the virus with which the patient is infected. Of the several variations, or genotypes, of hepatitis C, genotype-1 is the most common type in the United States. Patients infected with this genotype, and those with viral levels greater than two million copies per milliliter of blood, typically have the poorest response to treatment.

In 1998, we reported results from a Phase I feasibility study in hepatitis C patients using MAXAMINE. In the study, ten patients who were characterized as nonresponders after a year of treatment with IFN-(alpha) were put back on treatment with the same dose of IFN-(alpha) plus MAXAMINE for 12 weeks. The study indicated

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
that the combination of MAXAMINE with IFN-(alpha) is safe in the treatment of hepatitis C patients, and that MAXAMINE may enhance the efficacy of IFN-(alpha) in patients who were previously nonresponsive to IFN-(alpha) therapy.

In May 1999, we commenced a Phase II clinical trial of MAXAMINE in the treatment of patients with hepatitis C. The trial is designed to evaluate the combination of MAXAMINE and IFN-(alpha) , in the treatment of chronic hepatitis C patients who had not previously received treatment with IFN-(alpha) . The primary purpose of this study is to determine the most appropriate dose regimen for MAXAMINE in the treatment of chronic hepatitis C. We also hope to provide further evidence that MAXAMINE may benefit cytokines such as IFN-(alpha) in the treatment of hepatitis C. The trial is based in the United Kingdom, Belgium, Israel and Russia, and 129 patients were enrolled. Patients were randomly assigned to one of four treatment groups, and each patient received MAXAMINE, in one of four dosing regimens, plus IFN-(alpha) . The study will evaluate the efficacy and safety of each of the four dosing regimens of MAXAMINE. The primary measures of efficacy in the study will be reduction in viral load and normalization of liver function, measured by the liver enzyme ALT, a standard measure of liver function.

Patients responding during the first 12 weeks of treatment will continue treatment through 48 weeks, with evaluations at 24, 48 and 72 weeks. The study includes a high percentage of patients that would normally be considered difficult to treat as characterized by high viral loads and a genotype-1 infection. The mean viral load of the patients in this study was 6.7 million copies per milliliter of blood, and 50% of the patients were infected with genotype-1.

After 12 weeks of treatment, 70% of the patients treated with MAXAMINE in combination with IFN-(alpha) attained complete biochemical and viral response. A complete biochemical response is defined as normalization of liver enzyme levels; a complete viral response is defined by virus levels that are below the limit of detection using a validated PCR-RNA technique. Published reports suggest that 20-30% of patients with similar profiles achieve a complete biochemical and viral response when treated with interferon therapy alone.

In addition, study results showed that after four weeks of treatment, 80% of patients showed rapid responses characterized by a 2 log reduction in viral load or a complete viral and ALT response. Lastly, the results also suggested that MAXAMINE provided a benefit even in the patients expected to have a poor prognosis. After 12 weeks of treatment, a complete viral response was achieved by 61% of the patients with a genotype-1 infection, and by 62% of the patients having greater than two million viral copies per milliliter of blood.

MAXDERM Topical Therapies

Our MAXDERM technology expands our product pipeline into therapies for a number of key medical conditions for which topical delivery is preferred. For millions of patients, topical disorders such as herpes labialis, herpes zoster, oral mucositis, canker sores and decubitus ulcers result in prolonged pain, suffering and slow healing times that can lead to an increased risk of secondary infection. The patient's immune response, localized inflammation and wound-healing status may contribute to the difficulty in treating many of these disorders.

The MAXDERM technology and pipeline of potential products is based on research on the active molecules underlying MAXAMINE. The MAXDERM discovery may be able to address the underlying mechanisms that cause many of the above disorders, and may enhance the cellular immune response, reduce inflammation and enhance the wound healing process. This discovery is novel and differs from the anti-viral, pain relieving and anti-bacterial approaches underlying many existing and proposed treatments.

Small pilot, randomized, blinded, placebo-controlled trials have been conducted in more than 75 patients with oral mucositis, herpes labialis, or cold sores, decubitus ulcers, shingles, burns and conjunctivitis. Patients experienced improved healing times when treated with gels based on the MAXDERM technology compared to a placebo control. We are currently evaluating the MAXDERM technology and assessing current and anticipated medical needs to determine the appropriate disorders in which to conduct more extensive clinical studies.

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
ORAL MUCOSITIS

Oral mucositis (stomatitis) is a common and debilitating side effect of chemotherapy or head and neck radiation used in the treatment of cancer. There are possibly a million new cases each year in the United States and major international markets with no effective treatments yet available.

Mucositis includes the formation of canker sore-like lesions within the mouth that may extend to the tongue and throat and result in mild to severe discomfort and difficulty eating and drinking. The lesions may last two to three weeks, and in severe cases patients require hospitalization, morphine to alleviate pain and limitations to their cancer treatment. We believe that a product that would assist patients with this discomforting condition would fit with our objective of maintaining the quality of patients' lives during therapy, and would fit strategically with our proposed marketing plans for MAXAMINE.

During 1999, we completed two preclinical trials of a gel based on the MAXDERM technology in oral mucositis which suggested that the drug candidate can prevent and significantly reduce the time required to heal oral lesions. In addition, a small pilot human study was conducted in which nine patients with oral mucositis were randomized and treated with one of two doses of our gel or a placebo. The patients treated with our gel experienced complete healing of lesions in a mean time of three to four days, depending upon the dosage. Patients treated with the placebo experienced no reduction in lesions during the treatment period. Patients treated with our gel also reported a reduction in the discomfort associated with eating and drinking.

HERPES LABIALIS

A pilot study of gels based on the MAXDERM technology was also conducted in 18 patients with herpes labialis, or cold sores. In the randomized, blinded study, patients with herpes labialis treated with a formulation of our gel containing the highest concentration of active ingredient demonstrated a 99% improvement of their lesions following only four days of administration. Patients treated with the placebo, conversely, experienced an increase in mean lesion size during the study period.

MAXVAX Mucosal Vaccine Carrier/Adjuvant Platform

MAXVAX is a mucosal vaccine carrier/adjuvant platform based on the cholera toxin B subunit (CTB). CTB has already been administered to hundreds of thousands of patients worldwide and is a major component of an existing oral cholera vaccine and traveler's diarrhea vaccine. Most current vaccines have been designed to provide systemic immunity administered through injection. They treat or prevent infection only after the infecting organism has entered the blood stream or deep tissues of the body. The mechanisms which induce mucosal immunity appear to be distinct from those that protect systemically. We believe that the MAXVAX approach to therapeutic and protective vaccines has the potential to elicit both mucosal and systemic immunity by delivering antigens directly to the mucosal system. By combining our proprietary recombinant form of CTB with vaccine antigens and/or genes, we believe that we may be able to develop effective, new needle-free mucosal-based vaccines.

The MAXVAX approach to therapeutic and protective vaccines has been shown to elicit both mucosal and systemic immunity and is based upon "non-injectable" administration. We believe that there are numerous important potential clinical and commercial advantages to mucosal immunization compared with traditional injected vaccine products, including greater clinical efficacy, higher level of safety, lower cost of administration and improved vaccine utilization.

Product Development and Collaborative Relationships

We conduct our research and other product development efforts through a combination of internal personnel and collaborative programs. For MAXAMINE, we rely upon our clinical management personnel in extensive collaboration with universities and other clinical research sites, contract research organizations and similar service providers and persons. We expect to rely upon a similar combination of internal personnel and collaborators as we expand the clinical and other development of MAXDERM. Current research and development efforts related to MAXVAX are primarily conducted in our internal laboratories, although we expect to rely heavily on pharmaceutical company collaborative relationships to advance the clinical development of the technology.

We have relied upon licensing and other transactions to gain access to certain of our proprietary technologies. Our current and planned clinical trials of MAXAMINE rely heavily upon contractual relationships with universities and other clinical trial sites, contract research organizations, home nursing organizations and regulatory and other consultants. Our strategy for development, commercialization and marketing of each of our product candidates will involve, where appropriate, the establishment of marketing and other collaborative relationships with pharmaceutical industry partners.

During 1998, we entered into clinical collaborations with Chiron Corporation, Amgen Inc. and BioNative AB. Each of these companies possess cytokines that may benefit from use in combination with MAXAMINE. Under each of these agreements, we receive economic and other support for important clinical trials without giving up any marketing or other future rights to MAXAMINE. For example, Chiron is providing the IL-2 drug (Proleukin-Registered Trademark-) requirements and other assistance related to our Phase III AML clinical trial. These collaborations reinforce our belief that MAXAMINE is complementary rather than competitive with many existing and future drugs, and may be the key to the successful use of many biotherapeutic agents.

We expect to pursue additional collaborations to further the expanded use and development of MAXAMINE. We will also seek other collaborative relationships for the further development of MAXDERM and MAXVAX or in other situations where we believe that the clinical testing, marketing, manufacturing and other resources of pharmaceutical or other collaborators will enable us to more effectively develop particular products or access geographic markets.

Marketing and Sales

Assuming FDA approval of MAXAMINE, we plan to directly market the drug in the United States, potentially under an alliance with a pharmaceutical company or other collaborator. In addition, we expect to establish alliances with pharmaceutical companies for the marketing of MAXAMINE in key international markets. We are currently in the process of evaluating, and are in discussions with, pharmaceutical companies to serve as marketing collaborators.

We are currently undertaking efforts to prepare to market MAXAMINE in the United States, and we have built a core marketing group with experience in planning and managing successful U.S. launches of pharmaceutical products. As we move closer to the potential market launch of MAXAMINE, we have and will continue to undertake activities required to prepare for launch including market evaluations and reimbursement analysis. We will also continue to build awareness of the drug among leading clinicians. The treatment of cancer is a highly specialized activity in which the approximately 3,500 practicing oncologists in the United States tend to be concentrated in approximately 1,500 major medical centers. Marketing MAXAMINE directly in the United States will require us to build and/or access a marketing infrastructure, including sales representatives, through a combination of the recruitment of personnel to us, an alliance with a co-promotion partner and/or the retention of a contract sales organization. Our plan is to defer the build up of this infrastructure until we complete a review of Phase III clinical data and an assessment of the regulatory process related to the potential approval to market MAXAMINE in the United States.

In 1999, we entered into an agreement granting F. H. Faulding & Co., Ltd. the right to market MAXAMINE in Australia and New Zealand. During 1999, we also entered into an agreement granting MegaPharm, Ltd. the right to market MAXAMINE in Israel. In other international markets, we are in the process of evaluating, and are in discussions with, pharmaceutical companies to serve as marketing collaborators for major geographic regions, including Europe and the Pacific Rim.

Our marketing strategy for MAXDERM will be developed over time based upon, among other factors, the specific indications targeted for therapy. Due to the nature of the vaccine markets, we intend to establish agreements with pharmaceutical companies with large distribution systems for MAXVAX and do not expect to establish a direct sales capability in the vaccine area.

Manufacturing

We do not intend to acquire or establish our own dedicated manufacturing facilities for MAXAMINE in the foreseeable future. There are a number of facilities in compliance with FDA Good Manufacturing Practice available for contract manufacturing, and we have contracted with established pharmaceutical manufacturers for the production of MAXAMINE. These manufacturers are supplying the MAXAMINE required for our current clinical trial activities, and have demonstrated the capability to supply commercial quantities of the product for the potential market launch.

We believe that, in the event of the termination of an agreement with any single supplier or manufacturer, we would likely be able to enter into agreements with other suppliers or manufacturers on similar terms. We are currently establishing relationships with additional manufacturers to provide alternate sources of supply for MAXAMINE.

Patents, Licenses and Proprietary Rights

We own or have the rights to 19 issued or allowed U.S. patents and 16 U.S. patent applications. Corresponding patent applications have been filed, and in a number of instances patents have been issued, in major international markets, including Europe, Australia and Japan. Our policy is to file, where possible, patent applications to protect technologies, inventions and improvements that are important to the development of our business. We have devoted substantial attention and resources to our patent and license portfolio. Maintaining patents and licenses and conducting an assertive patent prosecution strategy is a priority for us.

KEY GRANTED PATENTS AND PENDING APPLICATIONS

We hold the following U.S. patents or allowed applications related to MAXAMINE, a technology platform based upon histamine, a naturally occurring H(2) receptor agonist:

- a U.S. patent relating to the combination of IL-2 and H(2) receptor agonists (H(2)RAs);

-  a U.S. patent relating to the combination of IFN-(alpha) and H(2)RAs;

- an allowed U.S. patent relating to a method for treating cancer or infectious disease using certain NK cell activators in combination with certain compounds that inhibit the production or release of hydrogen peroxide, including histamine, or a hydrogen peroxide scavenger;

- an allowed U.S. patent relating to methods of treating cancer in a patient receiving radiation therapy or chemotherapy, using certain NK cell activators in combination with a compound that inhibits the production or release of hydrogen peroxide, including histamine, or a hydrogen peroxide scavenger;

- a U.S. patent encompassing certain treatment with histamine in combination with any NK cell activating cytokine or chemotherapeutic agent;

- a U.S. patent relating to compositions comprising interferon-(alpha) and histamine or related compounds and methods of treating viral infections using the claimed compositions; and

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
- an allowed U.S. patent relating to methods for the therapeutic administration of histamine and related compounds, the combination of histamine or related compounds and a controlled release carrier, and a device for the administration of histamine and related compounds.

Corresponding patents have also issued in international markets.

We also hold nine other patent applications in the United States relating to the use of MAXAMINE with other cytokines and biotherapies, method of production, mechanisms, rates and routes of administration, and other proprietary claims that have also been filed internationally.

We also hold a worldwide, exclusive license to Professional Pharmaceuticals, Inc.'s (PPI) five issued or allowed U.S. patents or applications for material compositions and other rights underlying the MAXDERM technology. We also hold one U.S. patent application related to the MAXDERM technology. Corresponding patents for the above have also been filed internationally.

In the MAXVAX area, we hold a worldwide exclusive license to the U.S. and international patents of Vitec AB and SBL Vaccin for recombinantly producing CTB for use in infectious diseases other than cholera, bacterial related diarrheas and HIV (we hold non-exclusive rights to this patent with regard to HIV). We also hold exclusive license rights to related patent applications as well as a patent application with respect to certain therapeutic and anti-inflammatory properties of CTB.

We have also filed three of our own U.S. and an international patent applications related to MAXVAX covering the use of CTB to make vaccines against chlamydia and other sexually transmitted diseases and methods for developing CTB-based vaccines.

TECHNOLOGY RIGHTS

In 1993, we entered into a technology transfer agreement under which we purchased certain intellectual property and patent rights related to our MAXAMINE technology. The technology transfer agreement requires that we pay certain royalty obligations to the two inventors of the technology, although, as part of a subsequent agreement with us, one of the inventors waived his royalty rights. We have also filed a number of additional patent applications and received additional patents encompassing the MAXAMINE technology as described above.

In 1998, we entered into a license agreement with PPI for an exclusive, worldwide license to technology related to material compositions and other patent rights underlying the MAXDERM technology. The license agreement requires that we pay certain royalty obligations to PPI. We have also filed an additional patent application related to the MAXDERM technology.

In 1993, we entered into an option and license agreement with Vitec and SBL, under which we exercised an option for an exclusive, worldwide license to technology related to CTB for use in a chlamydia vaccine. Under the agreement, we are required to use our best efforts to engage SBL to manufacture any products which result from the application of the licensed technology. We also have to make royalty payments on the net sales of products using the licensed technology and to make additional license and milestone payments to Vitec upon the execution of any sub-licenses. Under the agreement, any party may terminate the license agreement, with respect to the rights and duties of that party, as a result of a material breach of the agreement by another party.

In 1994, we entered into a second license agreement with Vitec and SBL for an exclusive, worldwide license to technology rights related to CTB for all infectious diseases except chlamydia (which is governed by the agreement discussed above), HIV (which is governed by a separate non-exclusive sub-license agreement held by us), cholera and bacterial-related diarrheas. Under the agreement, we have agreed to use our best efforts to engage SBL to manufacture any products which result from the application of licensed technology, and both Vitec and Maxim will receive a percentage of any profits that SBL derives from manufacturing such products. The licensors may terminate the agreement upon a material breach of the agreement by us.

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
In 1998, we filed arbitration in Sweden relating to the licensors' performance under the above agreements. The arbitration alleges certain causes of action against the licensors, among other things, misstatements regarding the scope of our licensed rights, and seeks damages and declaratory relief. The arbitration also seeks specific performance of the licensors' obligations under the agreements, including full disclosure of relevant manufacturing information. In 1999, the arbitration panel ruled that the scope of our licensed rights under the agreements is identical to the rights understood and asserted by us. The panel is expected to rule on the remaining issues in 2000. We cannot determine what impact, if any, an unfavorable resolution of the existing concerns would have on the commercial value of the MAXVAX technology.

We also hold other licenses relating to CTB, including a non-exclusive sub-license to CTB for the prevention and treatment of HIV infection, and an exclusive, worldwide license to patent applications and related technology rights with respect to certain therapeutic and anti-inflammatory properties of CTB.

Government Regulation

Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture and marketing of our proposed products and in our ongoing research and product development activities. The nature and extent to which such regulation applies to us will vary depending on the nature of any products which may be developed by us. We anticipate that many, if not all, of our products will require regulatory approval by governmental agencies prior to commercialization. In particular, human therapeutic and vaccine products are subject to rigorous preclinical and clinical testing and other approval procedures of the FDA and similar regulatory authorities in European and other countries. Various governmental statutes and regulations also govern or influence testing, manufacturing, safety, labeling, storage and record-keeping related to such products and their marketing. The process of obtaining these approvals and the subsequent compliance with appropriate statutes and regulations require the expenditure of substantial time and money. Any failure by us or our collaborators to obtain, or any delay in obtaining, regulatory approval could adversely affect the marketing of any products developed by us, and prevent us from generating product revenues and obtaining adequate cash to continue present and planned operations.

FDA APPROVAL PROCESS

Prior to commencement of clinical studies involving humans, preclinical testing of new pharmaceutical products is generally conducted on animals in the laboratory to evaluate the potential efficacy and the safety of the product. The results of these studies are submitted to the FDA as a part of an Investigational New Drug application, which must become effective before clinical testing in humans can begin. Typically, human clinical evaluation involves a time consuming and costly three-phase process. In Phase I, clinical trials are conducted with a small number of people to assess safety and to evaluate the pattern of drug distribution and metabolism within the body. In Phase II, clinical trials are conducted with groups of patients afflicted with a specific disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety. In Phase III, large-scale, multi-center, comparative trials are conducted with patients afflicted with a target disease in order to provide enough data to demonstrate the efficacy and safety required by the FDA. The FDA closely monitors the progress of each of the three phases of clinical testing and may, at its discretion, re-evaluate, alter, suspend or terminate the testing based upon the data which have been accumulated to that point and its assessment of the risk/benefit ratio to the patient.

The results of the preclinical and clinical testing on a non-biologic drug and certain diagnostic drugs are submitted to the FDA in the form of a NDA for approval prior to commencement of commercial sales. In the case of vaccines, the results of clinical trials are submitted as a Product License Application. In responding to a NDA or Product License Application, the FDA may grant marketing approval, request additional information or deny the application if the FDA determines that the application does not satisfy its regulatory approval criteria. There can be no assurance that approvals will be granted on a timely basis, if at all, for any of our products. Similar procedures are in place in countries outside the United States.

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
EUROPEAN AND OTHER REGULATORY APPROVAL

Whether or not FDA approval has been obtained, approval of a product by comparable regulatory authorities in Europe and other countries will likely be necessary prior to commencement of marketing the product in such countries. The regulatory authorities in each country may impose their own requirements and may refuse to grant, or may require additional data before granting, an approval even though the relevant product has been approved by the FDA or another authority. As with the FDA, the regulatory authorities in the European Union countries and other developed countries have lengthy approval processes for pharmaceutical products. The process for gaining approval in particular countries varies, but generally follows a similar sequence to that described for FDA approval. In Europe, the European Committee for Proprietary Medicinal Products provides a mechanism for EU-member states to exchange information on all aspects of product licensing. The EU has established a European agency for the evaluation of medical products, with both a centralized community procedure and a decentralized procedure, the latter being based on the principle of licensing within one member country followed by mutual recognition by the other member countries.

OTHER REGULATIONS

We are also subject to various U.S. federal, state, local and international laws, regulations and recommendations relating to safe working conditions, laboratory manufacturing practices and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research work. The extent of government regulation which might result from future legislation or administrative action cannot be predicted accurately.

Third-Party Reimbursement

The business and financial condition of pharmaceutical and biotechnology companies will continue to be affected by the efforts of government and third-party payors to contain or reduce the cost of health care through various means. For example, in certain international markets, pricing negotiations are often required in each country of the European Community, even if approval to market the drug under the European Medical Evaluation Authority's centralized procedure is obtained. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar government control. In addition, an increasing emphasis on managed care in the United States has and will continue to increase the pressure on pharmaceutical pricing. While we cannot predict whether any such legislative or regulatory proposals will be adopted or the effect such proposals or managed care efforts may have on our business, the announcement of such proposals or efforts could have a material adverse effect on our ability to raise capital, and the adoption of such proposals or efforts could have a material adverse effect on our business, financial condition and results of operations. Further, to the extent that such proposals or efforts have a material adverse effect on other pharmaceutical companies that are prospective corporate partners for us, our ability to establish corporate collaborations may be adversely affected. In addition, in both the United States and elsewhere, sales of prescription pharmaceuticals are dependent in part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans that mandate predetermined discounts from list prices. Third-party payors are increasingly challenging the prices charged for medical products and services. If we succeed in bringing one or more products to the market, we cannot assure you that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis.

Competition

Competition in the discovery and development of methods for treating or preventing cancer and infectious disease is intense. Numerous pharmaceutical, biotechnology and medical companies and academic and research institutions in the United States and elsewhere are engaged in the discovery, development, marketing and sale of products for the treatment of cancer and infectious disease. These include surgical approaches, new pharmaceutical products and new biologically derived products. We expect to encounter significant competition for the principal pharmaceutical products we plan to develop. Companies that complete clinical trials, obtain regulatory approvals and commence commercial sales of their products before us may achieve a significant competitive advantage. A number of pharmaceutical companies are developing new products for the treatment of the same diseases being targeted by us, particularly hepatitis C. In some instances, our competitors already have products in late-stage clinical trials. In addition, certain pharmaceutical companies are currently marketing drugs for the treatment of the same diseases being targeted by us, and may also be developing new drugs to address these disorders.

In the area of immunotherapy, the impact of competition for MAXAMINE may be reduced by the fact that the drug may be complementary to many other biotherapeutic agents. MAXAMINE THERAPY combines the administration of MAXAMINE with the administration of biotherapeutic agents. Accordingly, MAXAMINE and these biotherapeutic agents may not be competitive but may play complementary and synergistic roles in enhancing the immune system. For this reason, we believe that continuing advancements in the overall field of immunotherapy may create new opportunities for MAXAMINE.

Many of our competitors have substantially greater financial, clinical testing, regulatory compliance, manufacturing, marketing, human and other resources. Additional mergers and acquisitions in the pharmaceutical industry may result in even more resources being concentrated with our competitors. We believe that our competitive success will be based on our ability to create and maintain scientifically advanced technology, develop proprietary products, attract and retain scientific personnel, obtain patent or other protection for our products, obtain required regulatory approvals, obtain orphan drug status for certain products and manufacture and successfully market our products either independently or through outside parties.

Employees and Consultants

As of December 31, 1999, we had 52 employees, all but three of whom were based at our two facilities in San Diego, California. We believe our relationship with our employees is satisfactory. We expect to hire other experienced professionals in 2000 to, among other things, address the requirements of the planned market launch of MAXAMINE and other commercialization efforts.

In addition to our employees, we have engaged a number of experienced consultants in North America, Europe and Australia with pharmaceutical and business backgrounds to assist in our product development efforts. We plan to leverage our key personnel by making extensive use of contract laboratories, development consultants, and collaborations with pharmaceutical companies to expand our preclinical and clinical trials.

Properties

We currently lease approximately 35,000 square feet of laboratory and office space in two facilities in San Diego, California. Approximately 5,000 square feet of laboratory space is subleased to a third party. We believe that our existing facilities will be adequate to accommodate the implementation of our current business strategies.

Legal Proceedings

We are not engaged in any material legal proceedings other than the arbitration relating to MAXVAX described above under "--Patents, Licenses and Proprietary Rights."

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
                                   Management

Executive Officers and Directors

The names of our executive officers and directors as of January 21, 2000 and their ages are as follows:

----------------------------------------------------------------------------------------------------------
Name                                         Age       Position
----------------------------------------------------------------------------------------------------------
                                                       Chairman of the Board, President and Chief
Larry G. Stambaugh........................     52      Executive Officer
                                                       Vice President, Development and Chief Technical
Kurt R. Gehlsen, Ph.D.....................     43      Officer
                                                       Chief Financial Officer, Vice President, Finance
Dale A. Sander............................     40      and Secretary
Geoffrey B. Altman........................     38      Vice President, Marketing and Sales
Colin B. Bier, Ph.D.......................     53      Director
Gary E. Frashier..........................     63      Director
Theodor H. Heinrichs......................     72      Director
Per-Olof Martensson.......................     62      Director
F. Duwaine Townsen........................     66      Director

Larry G. Stambaugh has served as our Chairman of the Board of Directors, President and Chief Executive Officer since 1993. From 1989 to 1992,
Mr. Stambaugh served in a number of positions at ABC Laboratories, Inc., an international contract science research laboratory, including Chairman of the Board of Directors, President and Chief Executive Officer. From 1983 to 1989, Mr. Stambaugh served as Executive Vice President and Chief Financial Officer of CNB Financial Corporation, a multi-bank holding company. Mr. Stambaugh received a B.A. in business administration from Washburn University and is a Certified Public Accountant.

Kurt R. Gehlsen, Ph.D. joined us as Chief Technical Officer and Vice President, Development in 1996. From 1991 to 1995, Dr. Gehlsen served as Chairman of the Board of Directors, President and Chief Executive Officer of Trauma
Products, Inc., a biomedical company. From 1989 to 1991, Dr. Gehlsen served as Senior Research Scientist and Head, Division of Molecular and Cellular Biology, Pharmacia Experimental Medicine Division of Pharmacia, Inc., a biopharmaceutical company and as Vice President, Chief Operating Officer and Director of Molecular and Cellular Biology for the La Jolla Institute for Experimental Medicine.
Dr. Gehlsen received a B.S. in biology from the University of Arizona and a Ph.D. from the University of Arizona College of Medicine.

Dale A. Sander joined us in 1996 as Chief Financial Officer, Vice President, Finance and Secretary. From 1993 to 1996, Mr. Sander served as Chief Financial Officer of Pacific Pharmaceuticals, Inc., a biotechnology company. From 1991 to 1993, Mr. Sander served as Chief Financial Officer of Tactyl
Technologies, Inc., a medical device manufacturer. Prior to 1991, Mr. Sander worked for over nine years with Ernst & Young, an international professional service firm. Mr. Sander is a Certified Public Accountant and has a B.S. in Accounting from San Diego State University.

Geoffrey B. Altman joined us in 1997 and serves as Vice President, Marketing and Sales. From 1997 to 1998, Mr. Altman served as Senior Director, Marketing and Sales of the Company. From 1994 to 1997, Mr. Altman served as Director of Worldwide Marketing Development and Director of U.S. Sales and Marketing of Agouron Pharmaceuticals, a biopharmaceutical company. Prior to 1994, Mr. Altman worked for six years with Amgen Inc., a biopharmaceutical company, as Product Manager for the launch of the drug Neupogen-Registered Trademark- and as Associate Director responsible for the U.S. marketing of Neupogen. Mr. Altman received a B.A. in Chemistry with a Biochemistry concentration from the University of California San Diego and a M.B.A. in Marketing and Finance from the University of Chicago.

Colin B. Bier, Ph.D. has served as one of our directors since 1994. Dr. Bier has served as Managing Director of ABA BioResearch, an independent bioregulatory affairs consulting firm, since 1988. Dr. Bier is also a director of Boston Life Sciences, Inc. and NYMOX Pharmaceuticals Corporation.

Gary E. Frashier has served as one of our directors since 1999. Mr. Frashier served as Chief Executive Officer of OSI Pharmaceuticals, a drug discovery company, from 1990 until his retirement in 1998. He has served as Chairman of the Board of Directors of OSI since 1997. Prior to OSI, Mr. Frashier served as Chief Executive Officer of Genex Corporation, led a management buy-out and served as Chief Executive Officer of Continental Water Systems, Inc., and served as Executive Vice President of Millipore Corporation. Mr. Frashier also serves as Principal of Management Associates, a provider of consulting services to entrepreneurial companies and on the Board of Directors of Cytoclonal Pharmaceutics, Inc.

Theodor H. Heinrichs has served as one of our directors since 1999.
Mr. Heinrichs served as General Partner of the Hambrecht & Quist Life Science Venture from 1985 to 1997. Previously, Mr. Heinrichs also served as Chairman and Chief Executive Officer of Cutter Laboratories, Inc. and Chairman and Chief Executive Officer of Miles Laboratories, Inc.

Per-Olof Martensson has served as one of our directors from 1993 to 1995 and again beginning in 1996. Since 1998, and from 1991 to 1997, Mr. Martensson has served as President and Chief Executive Officer of Karo Bio AB, a pharmaceutical company; he is also a director of the company. From 1997 to 1998 Mr. Martensson served as Chairman of Karo Bio. Since 1990, Mr. Martensson has owned and operated POM Advisory Services AB, an independent consulting firm. From 1992 to 1995, Mr. Martensson served as Chairman of Skandigen AB, a diversified investment company. From 1987 to 1990, Mr. Martensson served as President of Pharmacia LEO Therapeutics AB, and as Executive Vice President of Pharmacia AB, both biopharmaceutical companies. From 1985 to 1990, Mr. Martensson served as President and Chief Executive Officer of AB LEO, a biopharmaceutical company. Mr. Martensson is also a director of AB Elekta.

F. Duwaine Townsen has served as one of our directors since 1993. Mr. Townsen has served as a Managing Partner of Ventana Growth Funds, a group of five venture capital funds, since 1983. Additionally, Mr. Townsen serves as General Partner of Endpoint, a late stage healthcare and biotechnology fund. Prior to joining Ventana, Mr. Townsen served as Chairman of the Board of Directors and Chief Executive Officer of Kay Laboratories, Inc., a manufacturer of medical products. Mr. Townsen is also a director emeritus of Cymer, Inc.

                  Material U.S. Federal Tax Considerations for
                        Non-U.S. Holders of Common Stock

The following is a general discussion of certain material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner thereof that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, and administrative interpretations as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances (including, without limitation, Non-U.S. Holders who are pass-through entities or who hold their common stock through pass-through entities) and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of our common stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, we ordinarily will presume that dividends paid on or before December 31, 2000 to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

Under U.S. Treasury Regulations applicable to dividends paid after December 31, 2000 (the "New Regulations"), to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide an Internal Revenue Service Form W-8 BEN certifying such Non-U.S. Holder's entitlement to benefits under a treaty. The New Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States if a Form 4224 or, after December 31, 2000, a Form W-8 ECI, stating that the dividends are so connected is filed with us. Instead, the effectively connected dividends will be subject to regular U.S. income tax in the same manner as if the Non-U.S. Holder were a U.S. resident unless a specific treaty exemption applies. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to us.

Under current U.S. federal income tax law, backup withholding generally does not apply to dividends paid on or before December 31, 2000 to a Non-U.S. Holder at an address outside the United States, unless the payer has knowledge that the payee is a U.S. person. Under the New Regulations, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

We have not paid cash dividends on our common stock and have no intention to do so in the foreseeable future.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States and a specific treaty exemption does not apply, (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition,
(iii) the Non-U.S. Holder is subject to tax pursuant to the provision of the U.S. Internal Revenue Code regarding the taxation of U.S. expatriates, or (iv) we are or have been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the U.S. Internal Revenue Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as (i) the Non-U.S. Holder is considered to have beneficially owned no more than five percent of the common stock at all times within the shorter of
(a) the five year period preceding the disposition or (b) the holder's holding period and (ii) our common stock is regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the U.S. Internal Revenue Code and the temporary Treasury Regulations thereunder) at some time during the calendar year in which the disposition occurs. There can be no assurance that our common stock will continue to qualify as regularly traded on an established securities market.

Information Reporting Requirements and Backup and Withholding on Disposition of
  Common Stock

Under current U.S. federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption, and the broker is (i) a U.S. person, (ii) a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a "controlled foreign corporation" for U.S. federal income tax purposes, or (iv) effective after December 31, 2000, a foreign partnership (A) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (B) that is engaged in a U.S. trade or business.

Effective after December 31, 2000, backup withholding will apply to a payment of those disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Federal Estate Tax

An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                  Underwriting

Maxim and the underwriters named below have entered into an underwriting agreement covering the common stock to be offered in this offering. J.P. Morgan Securities Inc., Prudential Securities Incorporated and Aragon
Fondkommission AB are acting as representatives of the underwriters. Each underwriter has agreed to purchase the number of shares of common stock opposite its name below.

                                                              ---------
                                                              Number of
Underwriters                                                   Shares
                                                              ---------
J.P. Morgan Securities Inc..................................
Prudential Securities Incorporated..........................
Aragon Fondkommission AB....................................

                                                              ---------
  Total.....................................................  2,500,000
                                                              =========

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of these shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances.

The underwriters are offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the public offering price shown on the cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $
      per share from the public offering price. Any of these securities dealers may resell shares to other brokers or dealers at a discount of up to $ per share from the public offering price. After the initial offering, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional 375,000 shares of common stock from us to cover such sales. The underwriters may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

The following table shows the per share and total underwriting discounts that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                        --------------------
                                                           Paid by Maxim
                                                        --------------------
                                                          No        Full
                                                        Exercise   Exercise
                                                        --------   ---------
Per share.............................................   $          $
                                                         ------     ------
  Total...............................................   $          $
                                                         ======     ======

The underwriters may purchase and sell shares of common stock in the open market in connection with this offering. These transactions may include short shares, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or slowing a decline in the market price of the common stock while the offering is in progress. The underwriters may also impose a penalty bid, which means that an underwriter must repay to the other underwriters a portion of the underwriting discount received by it. An underwriter may be subject to a penalty bid if the representatives of the underwriters, while engaging in stabilizing or short covering transactions, repurchase shares sold by or for the account of that underwriter. These activities may stabilize, maintain or affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time.

We estimate that the total expenses of this offering payable by us, excluding
underwriting discounts, will be $         .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

It is expected that delivery of the shares will be made to investors on or about
      , 2000.

We and our executive officers and directors have agreed, with limited execptions, that, during the period beginning from the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus, none of us will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of common stock or any of our securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock or any securities substantially similar to the common stock, other than pursuant to the exercise of stock options and warrants outstanding on the date of this prospectus, the conversion of our preferred stock and employee stock option plans existing on the date of this prospectus, without the prior written consent of J.P. Morgan Securities Inc.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking and/or investment banking transactions with us and our affiliates.

                                 Legal Matters

Arnold & Porter, Washington, D.C., will render an opinion for us that the shares of common stock offered hereby, when sold in connection with this offering, will be validly issued, fully paid and non-accessible. Legal matters in connection with the offering will be passed upon for the underwriters by Cahill Gordon & Reindel, New York, New York.

                                    Experts

The financial statements of Maxim Pharmaceuticals, Inc. as of September 30, 1998 and 1999, and for each of the years in the three-year period ended
September 30, 1999, and for the period from inception (October 23, 1989) through September 30, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

This prospectus is part of a registration statement on Form S-3, including amendments, that we have filed with the SEC relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, the exhibits and schedules, some portions of which the SEC allows us to omit. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement. For further information about us and the common stock offered by this prospectus we refer you to the registration statement and its exhibits and schedules which may be obtained as described above.

The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC before the date of this prospectus, while information that we file later with the SEC will automatically update and supersede prior information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares being offered in this propsectus are sold:

- our Annual Report on Form 10-K for the fiscal year ended September 30, 1999

- our Quarterly Report on Form 10-Q for the quarter ended December 31, 1999; and

- our registration statement on Form 8-A filed on June 28, 1996 which includes a description of our common stock.

You may request copies of these filings, at no cost, by writing or telephoning us at:

                          Maxim Pharmaceuticals, Inc.
                         Attention: Investor Relations
                     8899 University Center Lane, Suite 400
                              San Diego, CA 92122
                            Telephone (858) 453-4040
                                      uvwx

                                    Part II
                     Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses payable by Maxim in connection with the sale of the shares of common stock being registered. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee........................................  $24,174
                                                              -------
American Stock Exchange listing fee.........................  $17,500
                                                              -------
NASD filing fee.............................................  $ 9,657
                                                              -------
Legal fees and expenses.....................................  $  *
                                                              -------
Accounting fees and expenses................................  $  *
                                                              -------
Printing fees...............................................  $  *
                                                              -------
Miscellaneous expenses......................................  $  *
                                                              -------
  Total.....................................................  $  *
                                                              =======

------------------------

*  To be completed by amendment.

Item 15. Indemnification of Directors and Officers.

Maxim's Bylaws provide that Maxim will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law. Maxim is also empowered under its Bylaws to enter into indemnification contracts with its directors and officers and to purchase insurance on behalf of any person whom it is required or permitted to indemnify. Pursuant to this provision, Maxim has entered into indemnity agreements with each of its directors and officers and currently maintains directors and officers insurance coverage.

In addition, Maxim's Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, Maxim's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to Maxim and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will continue to be subject to liability for breach of the director's duty of loyalty to Maxim or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for unlawful payments of dividends or unlawful stock purchase or redemption. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Item 16. Exhibits.

       Exhibit
       Number           Description
---------------------   -----------
         1.1.........   Form of Underwriting Agreement.*

         5.1.........   Opinion of Arnold & Porter.*

        23.1.........   Independent Auditors' Consent.

        23.2.........   Consent of Arnold & Porter (included in Exhibit 5.1).

        24.1.........   Power of Attorney (included in signature page).

------------------------

*  To be filed by amendment.

Item 17. Undertakings.

We hereby undertake that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 421(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Maxim Pharmaceuticals, Inc. pursuant to the provisions referenced above or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Maxim
Pharmaceuticals, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 24th day of January, 2000.

                                                       MAXIM PHARMACEUTICALS, INC.

                                                       By:             /s/ DALE A. SANDER
                                                            ----------------------------------------
                                                                         Dale A. Sander
                                                                    VICE PRESIDENT, FINANCE
                                                                    CHIEF FINANCIAL OFFICER

                               Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Larry G. Stambaugh and Dale A. Sander as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the undersigned and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement and to file the same, with exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and conforming all that such attorney-in-fact and agent, or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

                        Name                                      Title                    Date
                        ----                                      -----                    ----
                                                       Chairman of the Board,
               /s/ LARRY G. STAMBAUGH                    President and Chief
     -------------------------------------------         Executive Officer           January 24, 2000
                 Larry G. Stambaugh                      (Principal Executive
                                                         Officer)

                                                       Vice President, Finance,
                 /s/ DALE A. SANDER                      Chief Financial Officer
     -------------------------------------------         and Secretary (Principal    January 24, 2000
                   Dale A. Sander                        Financial and Accounting
                                                         Officer)

              /s/ COLIN B. BIER, PH.D.
     -------------------------------------------       Director                      January 24, 2000
                Colin B. Bier, Ph.D.

                        Name                                      Title                    Date
                        ----                                      -----                    ----
                /s/ GARY E. FRASHIER
     -------------------------------------------       Director                      January 24, 2000
                  Gary E. Frashier

              /s/ THEODOR H. HEINRICHS
     -------------------------------------------       Director                      January 24, 2000
                Theodor H. Heinrichs

               /s/ PER-OLOF MARTENSSON
     -------------------------------------------       Director                      January 24, 2000
                 Per-Olof Martensson

               /s/ F. DUWAINE TOWNSEN
     -------------------------------------------       Director                      January 24, 2000
                 F. Duwaine Townsen

                                 Exhibit Index

       Exhibit
       Number           Description
---------------------   -----------
         1.1.........   Form of Underwriting Agreement.*

         5.1.........   Opinion of Arnold & Porter.*

        23.1.........   Independent Auditors' Consent.

        23.2.........   Consent of Arnold & Porter (included in Exhibit 5.1).

        24.1.........   Power of Attorney (included in signature page).
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*   To be filed by amendment.